Exhibit 99.3

GLASS HOUSE BRANDS INC.

(the “Corporation”)

THE FOLLOWING IS AN EXTRACT OF RESOLUTIONS PASSED AT THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF THE COMPANY ON JUNE 2, 2021, EFFECTIVE UPON FILING OF A NOTICE OF ALTERATION WITH THE REGISTRAR OF COMPANIES (BRITISH COLUMBIA) ON JUNE 29, 2021 AT 11:12 A.M. (PACIFIC TIME).

“RESOLVED AS SPECIAL RESOLUTIONS THAT:

10.	Following the redemption of the applicable BRND Class A Restricted Voting Shares and the conversion of all of the non-redeemed BRND Class A Restricted Voting Shares and BRND Class B Shares into Equity Shares, the authorized share structure of the Corporation be altered by eliminating the BRND Class A Restricted Voting Shares and BRND Class B Shares once there are no longer any BRND Class A Restricted Voting Shares or BRND Class B Shares outstanding.

11.	The Articles of the Corporation be replaced in their entirety with amended and restated articles substantially in the form set out as Schedule “B” hereto (the “Amended and Restated Articles”), with such amendments as any one director or officer of the Corporation may approve, and all amendments to the aforesaid Amended and Restated Articles, as amended, reflected therein are approved.

12.	The Notice of Articles of the Corporation be altered to reflect the above alterations and the directors of the Corporation are authorized to instruct its agents to file a Notice of Alteration to the Notice of Articles reflecting the above alterations.

13.	Pursuant to section 259(4) of the Business Corporations Act (British Columbia) (the “Act”), the above alterations shall not take effect until the Notice of Articles of the Corporation is altered to reflect the alterations to the Articles.

14.	Macias, Gini and O’Connell LLP shall be the auditors following the Second Amendment, and the board of directors of the Corporation shall be authorized to fix the remuneration thereof.

15.	The directors of the Corporation are authorized, in their discretion, by resolution, to abandon the above amendments without further approval, ratification or confirmation by the shareholders of the Corporation.”

Articles adopted by Annual and Special Meeting of Shareholders’ Resolution dated June 2, 2021. Effective upon filing of Notice of Alteration with the Registrar of Companies on June 29, 2021 11:12 AM (Pacific Time).

AMENDED AND RESTATED ARTICLES

OF

GLASS HOUSE BRANDS INC.

(the “Company”)

The Company has as its articles the following articles.

Incorporation number: BC1205438

TABLE OF CONTENTS

1.	INTERPRETATION	7
1.1	Definitions	7
1.2	Business Corporations Act and Interpretation Act Definitions Applicable	8
1.3	Deeming Provision – Directly or Indirectly	8
2.	SHARES AND SHARE CERTIFICATES	8
2.1	Authorized Share Structure	8
2.2	Form of Share Certificate	9
2.3	Shareholder Entitled to Certificate or Acknowledgment	9
2.4	Delivery by Mail	9
2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement	9
2.6	Replacement of Lost, Destroyed or Wrongfully Taken Certificate	9
2.7	Recovery of New Share Certificate	10
2.8	Splitting Share Certificates	10
2.9	Certificate Fee	10
2.10	Recognition of Trusts	10
3.	ISSUE OF SHARES	10
3.1	Directors Authorized	10
3.2	Commissions and Discounts	10
3.3	Brokerage	10
3.4	Conditions of Issue	11
3.5	Share Purchase Warrants and Rights, etc.	11
4.	SHARE REGISTERS	11
4.1	Central Securities Register	11
4.2	Closing Register	11
5.	SHARE TRANSFERS	11
5.1	Registering Transfers	11
5.2	Form of Instrument of Transfer	12
5.3	Transferor Remains Shareholder	12
5.4	Signing of Instrument of Transfer	12

5.5	Enquiry as to Title Not Required	12
5.6	Subject to Special Rights and Restrictions; Waiver	12
6.	TRANSMISSION OF SHARES	12
6.1	Legal Personal Representative Recognized on Death	12
6.2	Rights of Legal Personal Representative	13
7.	ACQUISITION OF COMPANY’S SHARES	13
7.1	Company Authorized to Purchase or Otherwise Acquire Shares	13
7.2	No Purchase, Redemption or Other Acquisition When Insolvent	13
7.3	Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares	13
8.	BORROWING POWERS	13
8.1	Borrowing Powers	13
8.2	Banking Arrangements	14
9.	ALTERATIONS	14
9.1	Alteration of Authorized Share Structure	14
9.2	Special Rights or Restrictions	15
9.3	No Interference with Class or Series Rights without Consent	15
9.4	Change of Name	15
9.5	Other Alterations	15
10.	MEETINGS OF SHAREHOLDERS	15
10.1	Annual General Meetings	15
10.2	Resolution Instead of Annual General Meeting	15
10.3	Calling of Meetings of Shareholders	15
10.4	Notice for Meetings of Shareholders	16
10.5	Record Date for Notice	16
10.6	Record Date for Voting	16
10.7	Failure to Give Notice and Waiver of Notice	16
10.8	Notice of Special Business at Meetings of Shareholders	17
10.9	Electronic Meetings	17
11.	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS	17
11.1	Special Business	17
11.2	Special Majority	17
11.3	Quorum	18
11.4	One Shareholder May Constitute Quorum	18
11.5	Persons Entitled to Attend Meeting	18
11.6	Requirement of Quorum	18
11.7	Lack of Quorum	18
11.8	Lack of Quorum at Succeeding Meeting	18
11.9	Chair	19
11.10	Selection of Alternate Chair	19

11.11	Adjournments and Postponements	19
11.12	Notice of Adjourned Meeting	19
11.13	Electronic Voting	19
11.14	Decisions by Show of Hands or Poll	19
11.15	Declaration of Result	19
11.16	Motion Need Not be Seconded	19
11.17	Casting Vote	20
11.18	Manner of Taking Poll	20
11.19	Chair Must Resolve Dispute	20
11.20	Casting of Votes	20
11.21	Demand for Poll Not to Prevent Continuance of Meeting	20
11.22	Retention of Ballots and Proxies	20
11.23	Class Meetings and Series Meetings	20
12.	VOTES OF SHAREHOLDERS	20
12.1	Number of Votes by Shareholder or by Shares	20
12.2	Votes of Persons in Representative Capacity	21
12.3	Votes by Joint Holders	21
12.4	Legal Personal Representatives as Joint Shareholders	21
12.5	Representative of a Corporate Shareholder	21
12.6	Proxy Holder Need Not Be Shareholder	22
12.7	When Proxy Provisions Do Not Apply to the Company	22
12.8	Appointment of Proxy Holders	22
12.9	Deposit of Proxy	22
12.10	Validity of Proxy Vote	22
12.11	Form of Proxy	22
12.12	Revocation of Proxy	23
12.13	Revocation of Proxy Must Be Signed	23
12.14	Chair May Determine Validity of Proxy	23
12.15	Production of Evidence of Authority to Vote	23
13.	DIRECTORS	24
13.1	First Directors; Number of Directors	24
13.2	Change in Number of Directors	24
13.3	Directors’ Acts Valid Despite Vacancy	24
13.4	Qualifications of Directors	24
13.5	Remuneration of Directors	24
13.6	Reimbursement of Expenses of Directors	24
13.7	Special Remuneration for Directors	24
13.8	Subject to Article 29.	24
14.	ELECTION AND REMOVAL OF DIRECTORS	25

14.1	Election at Annual General Meeting	25
14.2	Consent to be a Director	25
14.3	Failure to Elect or Appoint Directors	25
14.4	Directors May Fill Casual Vacancies	25
14.5	Remaining Directors’ Power to Act	25
14.6	Shareholders May Fill Vacancies	26
14.7	Additional Directors	26
14.8	Ceasing to be a Director	26
14.9	Removal of Director by Shareholders	26
14.10	Removal of Director by Directors	26
15.	ADVANCE NOTICE PROVISIONS	27
15.1	Nomination Procedures	27
15.2	Timely Notice	27
15.3	Manner of Timely Notice	27
15.4	Proper Form of Notice	27
15.5	Notice to be Updated	28
15.6	Power of the Chair	28
15.7	Delivery of Notice	28
15.8	Waiver	28
15.9	Definitions	28
16.	POWERS AND DUTIES OF DIRECTORS	29
16.1	Powers of Management	29
16.2	Appointment of Attorney of Company	29
17.	INTERESTS OF DIRECTORS AND OFFICERS	29
17.1	Obligation to Account for Profits	29
17.2	Restrictions on Voting by Reason of Interest	30
17.3	Interested Director Counted in Quorum	30
17.4	Disclosure of Conflict of Interest or Property	30
17.5	Director Holding Other Office in the Company	30
17.6	No Disqualification	30
17.7	Professional Services by Director or Officer	30
17.8	Director or Officer in Other Corporations	30
17.9	Subject to Article 29	30
18.	PROCEEDINGS OF DIRECTORS	31
18.1	Meetings of Directors	31
18.2	Voting at Meetings	31
18.3	Chair of Meetings	31
18.4	Meetings by Telephone or Other Communications Medium	31
18.5	Calling of Meetings	31

18.6	Notice of Meetings	32
18.7	When Notice Not Required	32
18.8	Meeting Valid Despite Failure to Give Notice	32
18.9	Waiver of Notice of Meetings	32
18.10	Quorum	32
18.11	Validity of Acts Where Appointment Defective	32
18.12	Consent Resolutions in Writing	32
19.	EXECUTIVE AND OTHER COMMITTEES	33
19.1	Appointment and Powers of Executive Committee	33
19.2	Appointment and Powers of Other Committees	33
19.3	Obligations of Committees	33
19.4	Powers of Board	34
19.5	Committee Meetings	34
20.	OFFICERS	34
20.1	Directors May Appoint Officers	34
20.2	Functions, Duties and Powers of Officers	34
20.3	Qualifications	34
20.4	Remuneration and Terms of Appointment	34
21.	INDEMNIFICATION	35
21.1	Definitions	35
21.2	Mandatory Indemnification of Directors and officers; Advancement of Expenses	35
21.3	Permitted Indemnification	35
21.4	Non-Compliance with Business Corporations Act	35
21.5	Company May Purchase Insurance	35
22.	DIVIDENDS	36
22.1	Payment of Dividends Subject to Special Rights	36
22.2	Declaration of Dividends	36
22.3	No Notice Required	36
22.4	Record Date	36
22.5	Manner of Paying Dividend	36
22.6	Settlement of Difficulties	36
22.7	When Dividend Payable	37
22.8	Dividends to be Paid in Accordance with Number of Shares	37
22.9	Receipt by Joint Shareholders	37
22.10	Dividend Bears No Interest	37
22.11	Fractional Dividends	37
22.12	Payment of Dividends	37
22.13	Capitalization of Retained Earnings or Surplus	37
23.	ACCOUNTING RECORDS AND AUDITOR	37

23.1	Recording of Financial Affairs	37
23.2	Inspection of Accounting Records	37
24.	NOTICE	38
24.1	Method of Giving Notice	38
24.2	Deemed Receipt	38
24.3	Certificate of Sending	39
24.4	Notice to Joint Shareholders	39
24.5	Notice to Legal Personal Representatives and Trustees	39
24.6	Undelivered Notices	39
25.	SEAL	39
25.1	Who May Attest Seal	39
25.2	Sealing Copies	40
25.3	Mechanical Reproduction of Seal	40
26.	FORUM FOR ADJUDICATION OF CERTAIN DISPUTES	40
27.	SPECIAL RIGHTS AND RESTRICTIONS – SUBORDINATE, RESTRICTED AND LIMITED VOTING SHARES AND MULTIPLE VOTING SHARES	40
27.1	Subordinate Voting Shares	40
27.2	Multiple Voting Shares	47
27.3	Restricted Voting Shares	49
27.4	Limited Voting Shares	56
27.5	Additional Rights, Privileges, Restrictions and Conditions Applicable to Equity Shares	63
28.	Special Rights and Restrictions of Preferred Shares	69
28.1	Issuable in Series	69
28.2	Priority	70
28.3	Notices and Voting	70
28.4	Purchase for Cancellation	70
28.5	Redemption	71
28.6	Retraction	72
28.7	Liquidation, Dissolution and Winding-up	72
29.	Corporate Opportunities	72
29.1	Excluded Opportunities	72
29.2	Allocation of Opportunities	72

1.	INTERPRETATION

1.1	Definitions

In these Articles, unless the context otherwise requires:

(1)	“appropriate person” has the meaning assigned in the Securities Transfer Act;

(2)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company from time to time;

(3)	“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)	“Change of Control Transaction” means an amalgamation, arrangement, recapitalization, business combination or similar transaction of the Company, other than an amalgamation, arrangement, recapitalization, business combination or similar transaction that would result in (i) the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the continuing entity or its direct or indirect parent) more than 50% of the total voting power of the voting securities of the Company, the continuing entity or its direct or indirect parent, and more than 50% of the total number of outstanding shares of the Company, the continuing entity or its direct or indirect parent, in each case as outstanding immediately after such transaction, and (ii) the shareholders of the Company immediately prior to the transaction owning voting securities of the Company, the continuing entity or its direct or indirect parent immediately following the transaction in substantially the same proportions (vis-a-vis each other) as such shareholders owned the voting securities of the Company immediately prior to the transaction (provided that in neither event shall the exercise of any exchangeable shares of a subsidiary of the Company that are exchangeable into shares of the Company be taken into account in such determination).

(5)	“Equity Shares” means, collectively, the subordinate, restricted and limited voting shares of the Company, and “Equity Share” shall mean any of them;

(6)	“FPI Threshold” has the meaning ascribed to such term in Article 27.3(1)(g)(2);

(7)	“held of record” has the meaning set forth in Rule 12g5-1 of the Securities Exchange Act of 1934, as amended;

(8)	“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(9)	“legal personal representative” means the personal or other legal representative of a shareholder;

(10)	“Limited Voting Shares” means the limited voting shares in the capital of the Company;

(11)	“Multiple Voting Shares” means the multiple voting shares in the capital of the Company;

(12)	“Non -U.S. Person” means any Person or entity that is not a U.S. Person;

(13)	“Permitted Holder” has the meaning assigned in Article 27.2(1)(h);

(14)	“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited or unlimited liability company, and for greater certainty, shall include any U.S. Person or Non-U.S. Person;

(15)	“Preferred Shares” means the preferred shares in the capital of the Company;

(16)	“protected purchaser” has the meaning assigned in the Securities Transfer Act;

(17)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(18)	“Restricted Voting Shares” means the restricted voting shares in the capital of the Company;

(19)	“seal” means the seal of the Company, if any;

(20)	“securities legislation” means statutes concerning the regulation of securities markets and trading in securities and the regulations, rules, forms and schedules under those statutes, all as amended from time to time, and the blanket rulings and orders, as amended from time to time, issued by the securities commissions or similar regulatory authorities appointed under or pursuant to those statutes; “Canadian securities legislation” means the securities legislation in Canada or any province or territory of Canada (if applicable, excluding Quebec) and includes the Securities Act (British Columbia); and “U.S. securities legislation” means the securities legislation in the federal jurisdiction of the United States and in any state of the United States and includes the Securities Act of 1933 and the Securities Exchange Act of 1934;

(21)	“Securities Transfer Act” means the Securities Transfer Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(22)	“Specified Exceptions” has the meaning ascribed thereto in Article 27.1(1)(g)(3);

(23)	“Subordinate Voting Shares” means the subordinate voting shares in the capital of the Company;

(24)	“U.S. Person” means a resident of the United States of America (including its territories and possessions); and

(25)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2          Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict or inconsistency between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

1.3          Deeming Provision – Directly or Indirectly

For purposes of these Articles, any reference to any of the Equity Shares that are “held”, “held of record” or “beneficially owned or controlled” by a Person shall refer to and include such Equity Shares held, held of record or beneficially owned or controlled, directly or indirectly, by such Person.

2.            SHARES AND SHARE CERTIFICATES

2.1          Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles (as amended) of the Company.

2.2          Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3          Shareholder Entitled to Certificate or Acknowledgment

Unless the shares of which the shareholder is the registered owner are uncertificated shares, each shareholder is entitled, upon request and without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment (an “Acknowledgment”) of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or Acknowledgment and delivery of a share certificate or Acknowledgment to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

2.4          Delivery by Mail

Any share certificate or Acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or Acknowledgement is lost in the mail or stolen.

2.5          Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors or officers of the Company are satisfied that a share certificate or Acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or Acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)	order the share certificate or Acknowledgment, as the case may be, to be cancelled; and

(2)	issue a replacement share certificate or Acknowledgment, as the case may be.

2.6          Replacement of Lost, Destroyed or Wrongfully Taken Certificate

If a person entitled to a share certificate claims that the share certificate has been lost, destroyed or wrongfully taken, the Company must issue a new share certificate, if that person:

(1)	so requests before the Company has notice that the share certificate has been acquired by a protected purchaser;

(2)	provides the Company and its transfer agent with an indemnity bond sufficient in the Company’s or its transfer agent’s judgment to protect the Company and its transfer agent from any loss that the Company or its transfer agent may suffer by issuing a new certificate; and

(3)	satisfies any other reasonable requirements imposed by the directors or officers of the Company.

A person entitled to a share certificate may not assert against the Company a claim for a new share certificate where a share certificate has been lost, apparently destroyed or wrongfully taken if that person fails to notify the Company of that fact within a reasonable time after that person has notice of it and the Company registers a transfer of the shares represented by the certificate before receiving a notice of the loss, apparent destruction or wrongful taking of the share certificate.

2.7          Recovery of New Share Certificate

If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of transfer, then in addition to any rights on the indemnity bond, the Company may recover the new share certificate from a person to whom it was issued or any person taking under that person other than a protected purchaser.

2.8          Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as represented by the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.9          Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.8, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.10        Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.             ISSUE OF SHARES

3.1          Directors Authorized

Subject to the Business Corporations Act and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors, or a committee of directors so empowered by the directors, may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2          Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3          Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4          Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)	consideration is provided to the Company for the issue of the share by one or more of the following:

(a)	past services performed for the Company;

(b)	property;

(c)	money; and

(2)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5	Share Purchase Warrants and Rights, etc.

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options, performance share units, deferred share units, restricted stock units and rights upon such terms and conditions as the directors determine, which share purchase warrants, options, units and rights may be issued alone or in conjunction with debentures, bonds, shares or any other securities issued or created by the Company from time to time.

4.            SHARE REGISTERS

4.1          Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2          Closing Register

The Company must not at any time close its central securities register.

5.            SHARE TRANSFERS

5.1          Registering Transfers

Subject to the Business Corporations Act and the Securities Transfer Act, a transfer of a share of the Company must not be registered unless the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(1)	in the case of a share certificate that has been issued by the Company in respect of the share to be transferred, that share certificate and a written instrument of transfer (which may be on a separate document or endorsed on the share certificate) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(2)	in the case of an Acknowledgment as defined in Article 2.3, in respect of the share to be transferred, a written instrument of transfer that directs that the transfer of the shares be registered, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(3)	in the case of a share that is an uncertificated share, a written instrument of transfer that directs that the transfer of the share be registered, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person; and

(4)	such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser (which may include a medallion or similar signature guarantee).

5.2          Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors or the transfer agent for the class or series of shares to be transferred.

5.3          Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4          Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, subject to the Company or its transfer agent requiring a medallion or similar signature guarantee and/or other evidence of authority, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the Acknowledgment, as defined in Article 2.3, deposited with the instrument of transfer:

(1)	in the name of the person named as transferee in that instrument of transfer; or

(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5          Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any Acknowledgment, as defined in Article 2.3, in respect of a share certificate for such shares.

5.6          Subject to Special Rights and Restrictions; Waiver

This Article 5 is subject to the special rights and restrictions attaching to any class or series of shares. In addition, the Company may waive any of the requirements set out in this Article 5.

6.            TRANSMISSION OF SHARES

6.1          Legal Personal Representative Recognized on Death

In the case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the directors may require the original grant of probate or letters of administration or a court certified copy of them or the original or a court certified or authenticated copy of the grant of representation, will, order or other instrument or other evidence of the death under which title to the shares or securities is claimed to vest.

6.2          Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, if appropriate evidence of appointment or incumbency within the meaning of s. 87 of the Securities Transfer Act has been deposited with the Company. This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder’s name and the name of another person in joint tenancy.

7.            ACQUISITION OF COMPANY’S SHARES

7.1          Company Authorized to Purchase or Otherwise Acquire Shares

Subject to Article 7.2, the special rights or restrictions attached to the shares of any class or series of shares, the Business Corporations Act and securities legislation, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

7.2          No Purchase, Redemption or Other Acquisition When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)	the Company is insolvent; or

(2)	making the payment or providing the consideration would render the Company insolvent.

7.3          Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, cancel, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)	is not entitled to vote the share at a meeting of its shareholders;

(2)	must not pay a dividend in respect of the share; and

(3)	must not make any other distribution in respect of the share.

8.	BORROWING POWERS

8.1	Borrowing Powers

The Company, if authorized by the directors, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(2)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2          Banking Arrangements

The banking business of the Company including, without limitation, the borrowing powers set forth in Article 8.1 above, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe.

9.	ALTERATIONS

9.1          Alteration of Authorized Share Structure

Subject to Article 9.2, the special rights or restrictions attached to the shares of any class or series of shares and the Business Corporations Act, the Company may:

(1)	by ordinary resolution:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, and/or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(1)	decrease the par value of those shares; or

(2)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, and/or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act;

and, if applicable, alter its Notice of Articles, and if applicable its Articles accordingly; and/or

(2)	by directors’ resolution:

(a)	subdivide or consolidate all or any of its unissued, and/or fully paid issued, shares;

(b)	alter the identifying name of any of its shares; or

(c)	create one or more series of Preferred Shares;

and if applicable, alter its Notice of Articles, and if applicable its Articles accordingly.

9.2          Special Rights or Restrictions

Subject to the special rights or restrictions attached to the shares of any class or series of shares and the Business Corporations Act, the Company may by ordinary resolution:

(1)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and alter its Articles and Notice of Articles accordingly.

9.3          No Interference with Class or Series Rights without Consent

A right or special right attached to issued shares must not be prejudiced or interfered with under the Business Corporations Act, the Notice of Articles or these Articles unless the holders of shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of the holders of such class or series of shares.

9.4          Change of Name

The Company may by directors’ resolution or ordinary resolution authorize an alteration to its Notice of Articles in order to change its name.

9.5          Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

10.	MEETINGS OF SHAREHOLDERS

10.1       Annual General Meetings

Subject to Article 10.2, unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2        Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3       Calling of Meetings of Shareholders

Any two directors may, at any time, call a meeting of shareholders to be held at such time and place as may be determined by such directors, including for greater certainty, a location outside of British Columbia.

10.4       Notice for Meetings of Shareholders

Except for a resolution passed pursuant to Article 10.2, the Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

10.5        Record Date for Notice

The Company may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

If no record date is set, the record date is 5:00 p.m. (Vancouver time) on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6        Record Date for Voting

The Company may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5:00 p.m. (Vancouver time) on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7        Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.8        Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)	state the general nature of the special business; and

(2)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.9        Electronic Meetings

Subject to the Business Corporations Act, the directors may determine that a meeting of shareholders shall be held entirely by means of telephonic, electronic or other communication facilities that permit all participants to communicate with each other during the meeting. A meeting of shareholders may also be held at which some, but not necessarily all, persons entitled to attend may participate by means of such communications facilities, if the directors determine to make them available. A person participating in a meeting by such means is deemed to be present at the meeting.

11.          PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1        Special Business

At a meeting of shareholders, the following business is special business:

(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)	at an annual general meeting, all business is special business except for the following:

(a)	business relating to the conduct of or voting at the meeting;

(b)	consideration of any financial statements of the Company presented to the meeting;

(c)	consideration of any reports of the directors or auditor;

(d)	the setting or changing of the number of directors;

(e)	the election or appointment of directors;

(f)	the appointment of an auditor;

(g)	the setting of the remuneration of an auditor;

(h)	business arising out of a report of the directors not requiring the passing of a special resolution or a special separate resolution; and

(i)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2        Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution and, unless otherwise required by the Business Corporations Act, securities legislation or applicable stock exchange rules, with all classes of shares entitled to vote thereon voting together as if they were a single class.

11.3        Quorum

Subject to the special rights or restrictions attached to the shares of any class or series of shares and to Article 11.4, the quorum for the transaction of business at a meeting of shareholders is two shareholders who are present in person or represented by proxy and who represent at least 25% of the applicable class or series of shares (and, for greater certainty, where more than one class or series of shares are voting together, at least 25% of the total issued and outstanding shares of such classes or series).

11.4        One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(2)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5        Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the chair of the meeting and any persons entitled or required under the Business Corporations Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6        Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment or postponement of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7        Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place (or such other time or place as the chair of the adjourned meeting may specify).

11.8        Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9        Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)	the chair of the board, if any; or

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10     Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may by ordinary resolution choose any person present at the meeting to chair the meeting.

11.11     Adjournments and Postponements

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn or postpone the meeting from time to time and from place to place, but no business may be transacted at any adjourned or postponed meeting other than the business left unfinished at the meeting from which the adjournment or postponement took place.

11.12     Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned or postponed meeting of shareholders or of the business to be transacted at an adjourned or postponed meeting of shareholders except that, when a meeting is adjourned or postponed for 30 days or more, notice of the adjourned or postponed meeting must be given as in the case of the original meeting.

11.13     Electronic Voting

Any vote at a meeting of shareholders may be held entirely or partially by means of telephonic, electronic or other communications facilities, if the directors determine to make telephonic, electronic or other communications facilities available for that purpose.

11.14     Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands or the functional equivalent of a show of hands by means of electronic, telephonic or other communications facility, unless a poll, before or on the declaration of the result of the vote by show of hands or the functional equivalent of a show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.15     Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands (or its functional equivalent) or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.14, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.16     Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.17	Casting Vote

In the case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.18	Manner of Taking Poll

Subject to Article 11.19, if a poll is duly demanded at a meeting of shareholders:

(1)	the poll must be taken at the meeting or an adjournment or postponement thereof in the manner, at the time and at the place that the chair of the meeting directs;

(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)	the demand for the poll may be withdrawn by the person who demanded it.

11.19	Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20	Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of the meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22	Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three-month period, the Company may destroy such ballots and proxies.

11.23	Class Meetings and Series Meetings

Unless otherwise specified in these Articles, the provisions of these Articles relating to a meeting of shareholders will apply, with the necessary changes and as far as they are applicable, to a class meeting or series meeting of shareholders holding a particular class or series of shares.

12.	VOTES OF SHAREHOLDERS

12.1	Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)	on a poll, every shareholder entitled to vote on the matter is entitled, in respect of each share entitled to be voted on the matter and held by that shareholder, to that number of votes provided by these Articles or the Business Corporations Act, and may exercise that vote either in person or by proxy.

12.2	Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)	any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)	if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5	Representative of a Corporate Shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)	for that purpose, the instrument appointing a representative must be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned or postponed meeting, or may be provided at the meeting to the chair of the meeting or to a person designated by the chair of the meeting;

(2)	if a representative is appointed under this Article 12.5:

(a)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax, electronic mail or any other method of transmitting legibly recorded messages.

12.6	Proxy Holder Need Not Be Shareholder

A person who is not a shareholder may be appointed as a proxy holder.

12.7	When Proxy Provisions Do Not Apply to the Company

If and for so long as the Company is a public company, Articles 12.8 to 12.15 (except Article 12.11) apply only insofar as they are not inconsistent with any Canadian securities legislation applicable to the Company, any U.S. securities legislation applicable to the Company or any rules of an exchange on which any securities of the Company are listed. If and for so long as the Company is a public company, Article 12.11 shall not apply to the Company.

12.8	Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.9	Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned or postponed meeting; or

(2)	unless the notice provides otherwise, be received at the meeting or any adjourned or postponed meeting, by the chair of the meeting or adjourned or postponed meeting or by a person designated by the chair of the meeting or adjourned or postponed meeting.

A proxy may be sent to the Company by written instrument, fax, electronic mail or any other method of transmitting legibly recorded messages.

12.10	Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned or postponed meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned or postponed meeting, by the chair of the meeting or adjourned or postponed meeting, before any vote in respect of which the proxy has been given has been taken.

12.11	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company] (the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment or postponement of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder—printed]

12.12	Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is received:

(1)	at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned or postponed meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned or postponed meeting by the chair of the meeting or adjourned or postponed meeting, before any vote in respect of which the proxy has been given has been taken.

12.13	Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.12 must be signed as follows:

(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.14	Chair May Determine Validity of Proxy

The chair of any meeting of shareholders may determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Article 12 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at such meeting and any such determination made in good faith shall be final, conclusive and binding upon such meeting.

12.15	Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.	DIRECTORS

13.1       First Directors; Number of Directors

The minimum number of directors is three (3) and the maximum number of directors is twenty (20). The number of directors, excluding additional directors appointed under Article 14.7, is set by directors’ resolution.

13.2	Change in Number of Directors

If the number of directors is set under Articles 13.1:

(1)	the shareholders may elect the directors needed to fill any vacancies in the board of directors up to that number; and/or

(2)	the directors, subject to Article 14.7, may appoint directors to fill those vacancies.

No decrease in the number of directors will shorten the term of an incumbent director.

13.3	Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4	Qualifications of Directors

A director is not required to hold a share of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5	Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6	Reimbursement of Expenses of Directors

The Company may reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7	Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8	Subject to Article 29.

This Article 13 is subject to Article 29 to the maximum extent permitted by law.

14.	ELECTION AND REMOVAL OF DIRECTORS

14.1	Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)	the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)	all the directors cease to hold office upon the termination of the next annual general meeting at which the election or appointment of directors under paragraph 14.1(1), but are eligible for re-election or re-appointment, subject to being nominated in accordance with these Articles.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)	that individual is elected or appointed at a meeting at which the individual is present, and the individual does not refuse, at the meeting, to be a director; or

(3)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3	Failure to Elect or Appoint Directors

If:

(1)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)	the date on which his or her successor is elected or appointed; and

(4)	when he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4	Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.5	Remaining Directors’ Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.6	Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.7	Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.7 must not at any time exceed:

(1)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.7.

Any director so appointed ceases to hold office immediately following the next annual general meeting at which the election or appointment of directors under Article 14.1(1) occurs, but is eligible for re-election or re-appointment, subject to being nominated in accordance with these Articles.

14.8       Ceasing to be a Director

A director ceases to be a director when:

(1)	the term of office of the director expires;

(2)	the director dies;

(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)	the director is removed from office pursuant to Articles 14.9 or 14.10.

14.9	Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.10	Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if: (i) the director is convicted of an indictable or similar offence, convicted by a court of an office under or found in breach and sanctioned by a securities regulatory authority in Canada or the United States; (ii) the director is unacceptable to an applicable governmental authority; or (iii) the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.	ADVANCE NOTICE PROVISIONS

15.1	Nomination Procedures

(1)	Subject only to the Business Corporations Act, regulations, Applicable Securities Laws and the articles of the Company, only Persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of Persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if the election of directors is a matter specified in the notice of meeting,

(a)	by or at the direction of the board, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(c)	by any Person (a “Nominating Shareholder”) who (A) at the close of business on the date of the giving of the notice provided for in this Article 15 and on the record date for notice of such meeting, is entered in the central securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company, and (B) complies with the notice procedures set forth below in this Article.

15.2	Timely Notice

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the corporate secretary of the Company in accordance with this Article 15.

15.3	Manner of Timely Notice

(1)	To be timely, a Nominating Shareholder’s notice under this Article 15 must be given:

(a)	in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the meeting was made.

15.4	Proper Form of Notice

(1)	To be in proper written form, a Nominating Shareholder’s notice under this Article 15 must set forth:

(a)	as to each Person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, province or state, and country of residence of the Person, (B) the principal occupation, business or employment of the Person, both present and within the five years preceding the notice, (C) the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such Person, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (D) any other information relating to the Person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or any Applicable Securities Laws; and

(b)	as to the Nominating Shareholder: (A) the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such Person or any joint actors, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (B) full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or to direct or to control the voting of any shares of the Company, and (C) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or any Applicable Securities Laws.

(2)	References to “Nominating Shareholder” in this Article 15 shall be deemed to refer to each shareholder that nominates a Person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

15.5	Notice to be Updated

In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required under this Article 15 to be provided in such notice shall be true and correct as of the record date for the meeting.

15.6	Power of the Chair

The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

15.7	Delivery of Notice

Notwithstanding any other provision of these articles, notice given to the corporate secretary of the Company pursuant to this Article 15 may only be given by personal delivery, facsimile transmission or by email (provided that the corporate secretary of the Company has stipulated an email address for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the corporate secretary of the Company at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

15.8	Waiver

Notwithstanding the foregoing, the board may, in its sole discretion, waive any or all requirements in this Article 15.

15.9	Definitions

(1)	For purposes of this Article 15,

(a)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

(b)	“beneficially owns” or “beneficially owned” means, in connection with the ownership of shares in the capital of the Company by a Person, (i) any such shares as to which such Person or any of such Person’s affiliates (as defined in the Business Corporations Act) owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (ii) such shares as to which such Person or any of such Person’s affiliates (as defined in the Business Corporations Act) has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; and (iii) any such shares which are owned beneficially within the meaning of this definition by any other Person with whom such Person is acting jointly or in concert with respect to the Company or any of its securities;

(c)	“close of business” means 5:00 p.m. (Vancouver time) on a business day in British Columbia, Canada; and

(d)	“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com (or any successor or replacement thereto).

16.	POWERS AND DUTIES OF DIRECTORS

16.1	Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2	Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17.	INTERESTS OF DIRECTORS AND OFFICERS

17.1	Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2	Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3	Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4	Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5	Director Holding Other Office in the Company

A director may hold any office or employment with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6	No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7	Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

17.9	Subject to Article 29

This Article 13 is subject to Article 29 to the maximum extent permitted by law.

18.	PROCEEDINGS OF DIRECTORS

18.1	Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2	Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3	Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)	the chair of the board, if any;

(2)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)	any other director chosen by the directors if:

(a)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4       Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(1)	in person;

(2)	by telephone; or

(3)	with the consent of all directors who wish to participate in the meeting, by other communications medium;

if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5	Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6	Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1 or as provided in Article 18.7, not less than 24 hours notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 24.1 or orally or by telephone.

18.7	When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director if:

(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)	the director has waived notice of the meeting.

18.8	Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

18.9	Waiver of Notice of Meetings

A director may in any manner and at any time waive notice of or otherwise consent to a meeting of the board, including by sending an electronic document to that effect. Attendance of a director at a meeting of the board shall constitute a waiver of notice of that meeting, except where a director attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting has not been properly called.

18.10	Quorum

The quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors or such other number as the directors may determine from time to time. If, however, the Company has fewer than three directors, all directors must be present at any meeting of the board to constitute a quorum.

18.11	Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12	Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2)	in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Article 18.12 may be by any written instrument, fax, electronic mail or any other method of transmitting legibly recorded messages in which the consent of the director is evidenced, whether or not the signature of the director is included in the record. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of the directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.	EXECUTIVE AND OTHER COMMITTEES

19.1	Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and during the intervals between meetings of the board of directors all of the directors’ powers are delegated to the executive committee, except:

(1)	the power to fill vacancies in the board of directors;

(2)	the power to remove a director;

(3)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

19.2	Appointment and Powers of Other Committees

The directors may, by resolution:

(1)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)	delegate to a committee appointed under paragraph 19.2(1) any of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	the power to appoint or remove officers appointed by the directors; and

(3)	make any delegation referred to in paragraph 19.2(2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

19.3	Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)	conform to any rules that may from time to time be imposed on it by the directors; and

(2)	report every act or thing done in exercise of those powers at such times as the directors may require.

19.4	Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2, and subject to securities legislation:

(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)	terminate the appointment of, or change the membership of, the committee; and

(3)	fill vacancies in the committee.

19.5	Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)	the committee may meet and adjourn as it thinks proper;

(2)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)	a majority of the members of the committee constitutes a quorum of the committee; and

(4)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.	OFFICERS

20.1	Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2	Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)	determine the functions and duties of the officer;

(2)	delegate to the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3	Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4	Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors or their delegate(s) think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.	INDEMNIFICATION

21.1	Definitions

In this Article 21:

(1)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of the Company:

(a)	is or may be joined as a party; or

(b)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding; and

(3)	“expenses” has the meaning set out in the Business Corporations Act.

21.2	Mandatory Indemnification of Directors and officers; Advancement of Expenses

Subject to the Business Corporations Act, the Company must indemnify a director or officer or former director or officer of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director, officer, former director and former officer is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

The Company must pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by a director or officer or former director or officer of the Company in respect of that proceeding, but the Company must first receive from such person a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the Business Corporations Act, the person will repay the amounts advanced.

21.3	Permitted Indemnification

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4	Non-Compliance with Business Corporations Act

The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles or, if applicable, any former Articles, does not invalidate any indemnity to which he or she is entitled under this Article 20.

21.5	Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)	is or was a director, officer, employee or agent of the Company;

(2)	is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)	at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)	at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

22.	DIVIDENDS

22.1	Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2	Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may consider appropriate.

22.3	No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4	Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5:00 p.m. (Vancouver time) on the date on which the directors pass the resolution declaring the dividend.

22.5	Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

22.6	Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)	set the value for distribution of specific assets;

(2)	determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)	vest any such specific assets in trustees for the persons entitled to the dividend.

22.7	When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8	Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9	Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10	Dividend Bears No Interest

No dividend bears interest against the Company.

22.11	Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12	Payment of Dividends

Any dividend or other distribution payable in money in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13	Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

23.	ACCOUNTING RECORDS AND AUDITOR

23.1	Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to properly record the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2	Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24.	NOTICE

24.1	Method of Giving Notice

Unless the Business Corporations Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:

(a)	for a record mailed to a shareholder, the shareholder’s registered address;

(b)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the mailing address of the intended recipient;

(2)	delivery at the applicable address for that person as follows, addressed to the person:

(a)	for a record delivered to a shareholder, the shareholder’s registered address;

(b)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the delivery address of the intended recipient;

(3)	by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)	by electronic mail to the electronic mail address provided by the intended recipient for the sending of that record or records of that class;

(5)	physical delivery to the intended recipient;

(6)	creating and providing a record posted on or made available through a general accessible electronic source and providing written notice by any of the foregoing methods as to the availability of such record; or

(7)	as otherwise permitted by applicable securities legislation.

24.2	Deemed Receipt

A notice, statement, report or other record that is:

(1)	mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(2)	faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;

(3)	electronically mailed to a person to the electronic mail address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was electronically mailed on the day it was e-mailed; and

(4)	a record that is delivered in accordance with Article 24.1(6) is deemed to be received by the person on the day such written notice is sent.

24.3	Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Article 24.1 is conclusive evidence of that fact.

24.4        Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

24.5        Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	mailing the record, addressed to them:

(a)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)	if an address referred to in paragraph 24.5(1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24.6        Undelivered Notices

If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

25.           SEAL

25.1        Who May Attest Seal

Except as provided in Articles 24.2 and 24.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)	any one director or officer; or

(2)	any one or more directors or officers or persons as may be determined by any director or officer.

25.2	Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

25.3	Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Article 25.1 to attest the Company’s seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26.	FORUM FOR ADJUDICATION OF CERTAIN DISPUTES

Unless the Company consents in writing to the selection of an alternative forum, the Supreme Court of British Columbia, Canada and the appellate courts therefrom (collectively, the “Courts”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company, (iii) any action asserting a claim arising pursuant to any provision of the Business Corporations Act or the notice of articles or articles of the Company (as either may be amended from time to time); or (iv) any action asserting a claim otherwise related to the relationships among the Company, its affiliates and their respective shareholders, directors and/or officers, but this paragraph (iv) does not include claims related to the business carried on by the Company or such affiliates. If any action or proceeding the subject matter of which is within the scope of the preceding sentence is filed in a court other than a court located within the Province of British Columbia (a “Foreign Action”) in the name of any registered or beneficial shareholder, such registered or beneficial shareholder shall be deemed to have consented to (i) the personal jurisdiction of the Courts in connection with any action brought in any such Courts to enforce the foregoing exclusive forum provision (an “Enforcement Action”), and (ii) having service of process made upon such registered or beneficial shareholder in such Enforcement Action by service upon such registered or beneficial shareholder’s counsel in the Foreign Action as agent of the shareholder.

27.	SPECIAL RIGHTS AND RESTRICTIONS – SUBORDINATE, RESTRICTED AND LIMITED VOTING SHARES AND MULTIPLE VOTING SHARES

27.1	Subordinate Voting Shares

(1)	An unlimited number of Subordinate Voting Shares, without nominal or par value, are authorized for issuance, having attached thereto the special rights and restrictions as set forth below:

(a)	Voting Rights.

Holders of Subordinate Voting Shares shall be entitled to notice of and to attend (if applicable, virtually) any meeting of the shareholders of the Company. Holders of Subordinate Voting Shares shall be entitled to vote at any meeting of the shareholders of the Company, and at each such meeting, shall be entitled to one (1) vote in respect of each Subordinate Voting Share held, except for a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote.

Except as otherwise provided in these Articles (including without limitation the restrictions on voting rights for directors in the case of the Limited Voting Shares) or except as provided in the Business Corporations Act, Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares are equal in all respects and shall vote together, and with the Multiple Voting Shares, as if they were shares of a single class. In connection with any Change of Control Transaction requiring approval of the holders of all classes of Equity Shares under the Business Corporations Act, holders of all Equity Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Subordinate Voting Shares in respect of a resolution approving such Change of Control Transaction, voting separately as a class at a meeting of the holders of that class called and held for such purpose.

Notwithstanding the provisions of the second paragraph of this Article 27.1(1)(a), the holders of Subordinate Voting Shares shall be entitled to vote as a separate class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles (other than in respect of the creation of a series of Preferred Shares) which would: (i) adversely affect the rights of the holders of the Subordinate Voting Shares; (ii) affect the holders of any class of Equity Shares differently on a per share basis from any other class of Equity Shares; or (iii) except as already set forth in the Articles, create any class or series of shares ranking equal to or senior to the applicable outstanding class of Equity Shares; and in each case such alteration, repeal or amendment shall not be effective unless a resolution in respect thereof is approved by a majority of the votes cast by holders of outstanding Subordinate Voting Shares.

(b)	Constraints on Ownership.

Subject to the Specified Exceptions, the Subordinate Voting Shares may only be heldof record by Non-U.S. Persons.

(c)	Dividends.

Holders of Subordinate Voting Shares shall be entitled to receive, as and when declared by the board of directors, dividends in cash or property of the Company. No dividend will be declared or paid on any other class of Equity Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on a per share basis) on the Subordinate Voting Shares. The Subordinate Voting Shares shall rank equally with the other Equity Shares as to dividends on a share-for-share basis, without preference or distinction. In the event of the payment of a dividend in the form of shares, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares, unless otherwise determined by the board of directors, provided an equal number of shares is declared as a dividend or distribution on a then outstanding per-Equity Share basis, without preference or distinction, in each case.

(d)	Liquidation, Dissolution or Winding-Up.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Subordinate Voting Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), be entitled to participate ratably in the remaining property of the Company along with all holders of the other classes of Equity Shares (on a per share basis).

(e)	Rights to Subscribe; Pre-Emptive Rights.

The holders of Subordinate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, or bonds, debentures or other securities of the Company now or in the future.

(f)	Subdivision or Consolidation.

No subdivision or consolidation of the Subordinate Voting Shares shall occur unless, simultaneously, the other classes of Equity Shares are subdivided or consolidated or otherwise adjusted so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes. Subject to Article 27.1(1)(g), the Subordinate Voting Shares cannot be converted into any other class of shares.

(g)	Conversion of Subordinate Voting Shares.

(1)	Automatic

Subject to the Specified Exceptions, each issued and outstanding Subordinate Voting Share shall be automatically converted into one Restricted Voting Share, without any further act on the part of the Company or of the holder, if such Subordinate Voting Share becomes held of record by a U.S. Person.

(2)	Upon an Offer

(i)	For the purposes of this Article 27.1(1)(g)(2):

“Affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as, from time to time, amended, re-enacted or replaced;

“Associate” has the meaning assigned by the Securities Act (Ontario) as, from time to time, amended, re-enacted or replaced;

“Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

“Converted Shares” means Subject Equity Shares resulting from the conversion of Subordinate Voting Shares into the Subject Equity Shares pursuant to subparagraph (ii);

“Exclusionary Offer” means an offer to purchase Subject Equity Shares that:

(i)	is a General Offer; and

(ii)	is not made concurrently with an offer to purchase Subordinate Voting Shares that is identical to the offer to purchase the Subject Equity Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror, and in all other material respects, and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Subject Equity Shares;

and for the purposes of this definition, if an offer to purchase Subject Equity Shares is a General Offer but not an Exclusionary Offer, the varying of any term of such offer shall be deemed to constitute the making of a new offer unless a variation identical in all material respects concurrently is made to the corresponding offer to purchase Subordinate Voting Shares;

“Expiry Date” means the last date on which holders of the Subject Equity Shares may accept an Exclusionary Offer;

“General Offer” means an offer to purchase Subject Equity Shares that must, by reason of applicable securities legislation or the requirements of any stock exchange on which the Subject Equity Shares are listed, be made to all or substantially all holders of Subject Equity Shares who are in a province of Canada to which any such legislation or requirement applies (assuming that the offeree was resident in Ontario);

“Offer Date” means the date on which an Exclusionary Offer is made;

“Offeror” means a Person that makes an offer to purchase the Subject Equity Shares (the “bidder”), and includes any Associate or Affiliate of the bidder or any Person that is disclosed in the offering document to be acting jointly or in concert with the bidder,

“Person” has the meaning assigned by the Securities Act (Ontario) as, from time to time, amended, re-enacted or replaced and includes a company or other body corporate wherever or however incorporated;

“Subject Equity Shares” means any one or more classes of Equity Shares that are subject to an Exclusionary Offer, other than Subordinate Voting Shares; and

“Transfer Agent” means the transfer agent of the Company at the relevant time for any of the Subject Equity Shares (and if there is no such transfer agent, “Transfer Agent” means the Company);

(ii)	subject to subparagraph (v), if an Exclusionary Offer is made, each outstanding Subordinate Voting Share shall, at the option of each holder of Subordinate Voting Shares during the Conversion Period, be convertible on a one-for-one basis into the class of Equity Shares that are subject to such Exclusionary Offer (and if more than one class of Equity Shares are subject to such Exclusionary Offer, or different Exclusionary Offers are made for separate classes of Subject Equity Shares, on a one-for-one basis into any class of Equity Shares that are subject to any such Exclusionary Offer, at the holder’s election, or failing such election, into any class of Equity Shares that are subject to any such Exclusionary Offer at the board of directors’ discretion). The conversion right may be exercised by notice in writing given to the Transfer Agent prior to the Expiry Date accompanied by the share certificate(s) representing the Subordinate Voting Shares which the holder desires to convert, together with any letter of transmittal or other documentation, including any medallion signature guarantee, as may be required by the Transfer Agent or pursuant to the Exclusionary Offer, in either case in duly executed or completed form, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of Subordinate Voting Shares which the holder desires to have converted and the class of Equity Shares which are desired to be converted into. The Company shall pay any governmental stamp, transfer or similar tax (but for greater certainty, no income or capital gains tax) imposed on or in respect of such conversion. If less than all of the Subordinate Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Subordinate Voting Shares represented by the original share certificate, which are not to be converted. Upon any conversion of any shares of any class into shares of another class, the Company shall adjust the capital accounts maintained for the respective classes of shares as provided in the Business Corporations Act. The conversion right may only be exercised in respect of Subordinate Voting Shares for the purpose of depositing the resulting Subject Equity Shares pursuant to such offer and for no other reason;

(iii)	an election by a holder of Subordinate Voting Shares to exercise the conversion right provided for in subparagraph (ii) shall be deemed to also constitute irrevocable elections by such holder (a) to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder’s right to subsequently withdraw the shares from the offer), and (b) to exercise the right to convert back into Subordinate Voting Shares all Converted Shares (on a one-for-one basis) in respect of which such holder exercises his, her or its right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion of Converted Shares back into Subordinate Voting Shares in respect of which the holder exercises his, her or its right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion of Converted Shares back into Subordinate Voting Shares pursuant to a deemed election shall become effective:

(A)	for Converted Shares not taken up in accordance with the terms of an Exclusionary Offer which is nonetheless completed, on the day that the Offeror has taken up and paid for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(B)	in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn;

(iv)	no share certificates representing Converted Shares shall be delivered to the holders of such shares before such shares are deposited pursuant to the Exclusionary Offer. The Transfer Agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer the certificates representing all Subordinate Voting Shares for which the certificates, notices and other documents have been duly delivered to the Transfer Agent pursuant to subparagraph (i)(ii) and shall advise the Offeror of the extent that such certificates so deposited represent Subject Equity Shares of the Company. Upon completion of the Exclusionary Offer, the Transfer Agent shall deliver to the holders of the shares purchased pursuant to the Exclusionary Offer all consideration paid by the Offeror pursuant to the Exclusionary Offer. If Converted Shares are converted back into Subordinate Voting Shares pursuant to subparagraph (iii), the Transfer Agent shall deliver to the holders entitled thereto share certificates representing the Subordinate Voting Shares resulting from the conversion. Provided however that if no Subordinate Voting Shares of a shareholder were acquired by the Offeror pursuant to the Exclusionary Offer, the Transfer Agent shall return the original share certificate (if not duly endorsed for transfer to a named transferee) evidencing such Subordinate Voting Shares tendered pursuant to subparagraph (ii) in satisfaction of its obligations under this subparagraph (iv). The Company shall make all arrangements with the Transfer Agent necessary or desirable to give effect to this subparagraph (iv);

(v)	subject to subparagraph (vi), the conversion right provided for in subparagraph (3)(ii) shall not come into effect with respect to a class of Subject Equity Shares if:

(A)	prior to the time at which the Exclusionary Offer is made there is or has been delivered to the Transfer Agent and to the corporate secretary of the Company a certification or certifications signed by or on behalf of one or more shareholders of the Company owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Subject Equity Shares of each class (exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror), which certification or certifications shall confirm, in the case of each such shareholder that made such certification, that such shareholder shall not:

(i)	accept any Exclusionary Offer without giving the Transfer Agent and the corporate secretary of the Company written notice of such acceptance or intended acceptance at least 7 days prior to the Expiry Date;

(ii)	make any Exclusionary Offer;

(iii)	act jointly or in concert with any Person that makes any Exclusionary Offer; or

(iv)	transfer any Subject Equity Shares, directly or indirectly, during the time any Exclusionary Offer is outstanding without giving the Transfer Agent and the corporate secretary of the Company written notice of such transfer or intended transfer at least seven (7) days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Subject Equity Shares transferred or to be transferred to each transferee; or

(B)	within seven (7) days after the Offer Date there is delivered to the Transfer Agent and to the corporate secretary of the Company a certification or certifications signed by or on behalf of one or more shareholders of the Company owning in the aggregate more than 50% of the then outstanding Subject Equity Shares of such class (exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror), which certification or certifications shall confirm, in the case of each shareholder who made such certification:

(i)	the number of Subject Equity Shares owned by the shareholder;

(ii)	that such shareholder is not making the Exclusionary Offer and is not an Associate or Affiliate of, or acting jointly or in concert with, the Person making such offer;

(iii)	that such shareholder shall not accept the Exclusionary Offer, including any varied form of the offer, without giving the Transfer Agent and the corporate secretary of the Company written notice of such acceptance or intended acceptance at least seven (7) days prior to the Expiry Date; and

(iv)	that such shareholder shall not transfer any Subject Equity Shares, directly or indirectly, prior to the Expiry Date without giving the Transfer Agent and the corporate secretary of the Company written notice of such transfer or intended transfer at least seven (7) days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Subject Equity Shares transferred or to be transferred to each transferee if this information is known to the transferor;

(vi)	if a notice (the “Notice”) referred to in sub-clause (v)(i)(A)(i), (v)(i)(A)(iv), (v)(i)(B)(iii) or (v)(i)(B)(iv) is given to the Transfer Agent and to the corporate secretary of the Company and the conversion right provided for in subparagraph (ii) has not, because of the giving of such Notice, come into effect, the Company shall, either forthwith upon receipt of the Notice or forthwith after the seventh (7th) day following the Offer Date, whichever is later, make a good faith determination as to whether there are subsisting certifications that comply with either clause (v)(i)(A) or (v)(i)(B) from shareholders of the Company who own in the aggregate more than 50% of the then outstanding Subject Equity Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror. If the Company determines that there are not such subsisting certifications, subparagraph (v) shall cease to apply and the conversion right provided for in subparagraph (ii) shall be in effect for the remainder of the Conversion Period;

(vii)	as soon as reasonably possible after the seventh (7th) day after the Offer Date, the Company shall send to each holder of Subordinate Voting Shares a written notice advising the holders as to whether they are entitled to convert their Subordinate Voting Shares into Subject Equity Shares and the reasons therefor. If such notice discloses that they are not so entitled, but it is subsequently determined that they are so entitled by virtue of subparagraph (vi) or otherwise, the Company shall forthwith send another notice to them advising them of that fact and the reasons therefor;

(viii)	if a notice referred to in subparagraph (vii) discloses that the conversion right set forth in subparagraph (ii) has come into effect, the notice shall:

include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the Exclusionary Offer;

include the information set out in subparagraph (vii) hereof; and

be accompanied by a copy of the Exclusionary Offer and all other materials sent to any holders of Subject Equity Shares in respect of such offer; and as soon as reasonably possible after any additional material, including any notice of variation, is sent to any holders of Subject Equity Shares in respect of such offer, the Company shall send a copy of such additional materials to each holder of Subordinate Voting Shares;

(ix)	prior to or forthwith after sending any notice referred to in subparagraph (vii), the Company shall cause a news release to be issued to a Canadian national news service, describing the contents of the notice; and

(x)	references to share certificates shall include, as applicable, the equivalent in any non-certificated inventory system (such as, for example, a Direct Registration System or electronic position), with appropriate changes.

(3)	Specified Exceptions

The following circumstances will be disregarded in determining whether Equity Shares are held of record by a U.S. Person or by a Non-U.S. Person (collectively, the “Specified Exceptions”):

(i)	where Equity Shares are held of record by one or more underwriters solely for the purposes of a distribution to the public, that fact will be disregarded; and

(ii)	where Equity Shares are held of record a Person acting solely in the capacity of an intermediary in connection with either the payment of funds and/or the delivery of securities and that provides centralized facilities for the deposit, clearing or settlement of trades in securities (including CDS Clearing and Depositary Services Inc., or any successor or assign) without general discretionary authority over the voting or disposition of such Equity Shares, that fact will be disregarded.

(h)	Renaming as Common Shares.

At the effective time that no Multiple Voting Shares remain issued and outstanding, the Subordinate Voting Shares may in the discretion of the board of directors henceforward be named “Common Shares”, and in such case all references in these Articles to “Subordinate Voting Share(s)” shall thereinafter refer to “Common Share(s)”.

27.2	Multiple Voting Shares

(1)	An unlimited number of Multiple Voting Shares, without nominal or par value, are authorized for issuance, having attached thereto the special rights and restrictions as set forth below:

(a)	Voting Rights.

Holders of Multiple Voting Shares shall be entitled to notice of and to attend (if applicable, virtually) any meeting of the shareholders of the Company. Holders of Multiple Voting Shares shall be entitled to vote at any meeting of the shareholders of the Company, and at each such meeting, shall be entitled to fifty (50) votes in respect of each Multiple Voting Share held, except for a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote.

Except as otherwise provided in these Articles (including without limitation the restrictions on voting rights for directors in the case of the Limited Voting Shares) or except as provided in the Business Corporations Act, Multiple Voting Shares, Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares shall vote together as if they were shares of a single class.

(b)	Constraints on Ownership.

The Multiple Voting Shares may be held of record by U.S. Persons and/or Non-U.S. Persons.

(c)	No Dividends.

Holders of Multiple Voting Shares shall not be entitled to receive dividends.

(d)	Liquidation, Dissolution or Winding-Up.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Multiple Voting Shares, be entitled to receive their redemption price per share and no more.

(e)	Rights to Subscribe; Pre-Emptive Rights.

The holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, or bonds, debentures or other securities of the Company now or in the future.

(f)	Redemption.

All issued and outstanding Multiple Voting Shares will be automatically redeemed by the Company for U.S. $0.001 per Multiple Voting Share (rounded down to the nearest cent taking into account all Multiple Voting Shares being redeemed by the Company from the applicable holder at the relevant time) on the third (3rd) anniversary of their first date of issuance. In addition, the applicable Multiple Voting Shares will be automatically redeemed by the Company for U.S. $0.001 per Multiple Voting Share (rounded down to the nearest cent taking into account all Multiple Voting Shares being redeemed by the Company from the applicable holder at the relevant time) on the date on which such Multiple Voting Shares are held or controlled by a person who is not a Permitted Holder of the original holder upon the first issuance thereof.

Before redeeming any Multiple Voting Shares the Company shall mail to each person who, at the date of such mailing, is a registered holder of the shares to be redeemed, notice of the intention of the Company to redeem such shares held by such registered holder; such notice shall be mailed by ordinary prepaid post addressed to the last address of such holder as it appears on the records of the Company or, in the event of the address of any such holder not appearing on the records of the Company, then to the last known address of such holder, at least 10 days before the date specified for redemption; such notice shall set out the date on which redemption is to take place; on or after the date so specified for redemption the Company shall pay or cause to be paid the redemption price to the registered holder of the shares to be redeemed, on presentation and surrender of the certificates for the shares so called for redemption at such place or places as may be specified in such notice, and the certificates for such shares shall thereupon be cancelled, and the shares represented thereby shall thereupon be redeemed. From and after the date specified for redemption in such notice, the holder of the shares called for redemption shall not be entitled to any rights in respect thereof, except to receive the redemption price therefor. On or before the date specified for redemption the Company shall have the right to set aside the redemption price of the shares called for redemption, such redemption price to be paid to or to the order of the holder of such shares called for redemption upon presentation and surrender of the certificates representing the same and, upon such deposit being made, the applicable shares shall be redeemed and the rights of the holder thereof shall be limited to receiving, out of the moneys so set aside, without interest, the redemption price against presentation and surrender of the certificates representing such shares.

(g)	Rights of Retraction.

A holder of Multiple Voting Shares shall be entitled to require the Company to redeem at any time and from time to time after the date of issue of such shares, upon giving notice as hereinafter provided, all or any number of the Multiple Voting Shares registered in the name of such holder on the books of the Company at a price of U.S. $0.001 per share (rounded down to the nearest cent taking into account all Multiple Voting Shares being redeemed from the applicable holder at the relevant time by the applicable holder thereof). A holder of Multiple Voting Shares exercising this option to have the Company redeem, shall give notice to the Company, which notice shall set out the date on which the Company is to redeem, which date shall not be less than 30 days nor more than 90 days from the date of mailing of the notice, and if the holder desires to have less than all of the Multiple Voting Shares registered in his, her or its name redeemed by the Company, the number of the holder’s shares to be redeemed. The date on which the redemption at the option of the holder is to occur is hereafter referred to as the “option redemption date”. The holder of any Multiple Voting Shares may, with the consent of the Company, revoke such notice prior to the option redemption date. Upon delivery to the Company of a share certificate or certificates representing the Multiple Voting Shares which the holder desires to have the Company redeem, the Company shall, on the option redemption date, redeem such Multiple Voting Shares by paying to the holder the redemption price therefor. Upon payment of the redemption price of the Multiple Voting Shares to be redeemed by the Company, the holders thereof shall cease to be entitled to exercise any rights of holders in respect thereof. If the redemption by the Company on any option redemption date of all of the Multiple Voting Shares to be redeemed on such date would be contrary to any provisions of the Business Corporations Act or any other applicable law, the Company shall be obligated to redeem only the maximum number of Multiple Voting Shares which the Company determines it is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of Multiple Voting Shares required by each such holder to be redeemed by the Company and the Company shall issue new certificates representing the Multiple Voting Shares not redeemed by the Company; the Company shall, before redeeming any other Multiple Voting Shares, redeem in the manner contemplated by Article 28.5 on the first day of each month thereafter the maximum number of such Multiple Voting Shares so required by holders to be redeemed as would not then by contrary to any provisions of the Business Corporations Act or any other applicable law, until all of such shares have been redeemed, provided that the Company shall be under no obligation to give any notice to the holders of the Multiple Voting Shares in respect of such redemption or redemptions as provided for in Article 28.5.

(h)	Transfer of Multiple Voting Shares.

Except as expressly provided herein, including upon redemption, no Multiple Voting Share may be sold, transferred, assigned, pledged or otherwise disposed of, except to a Permitted Holder of the holder thereof. For the purposes hereof, “Permitted Holder” means a Person controlled, directly or indirectly by the transferor which remains as such, and the applicable Multiple Voting Shares shall be automatically redeemed if the Permitted Holder ceases to be so controlled.

(i)	Ownership of Restricted Voting Shares and Limited Voting Shares.

Notwithstanding any other provision of these Articles, any holder of Multiple Voting Shares that holds at least two (2) Restricted Voting Shares and/or Limited Voting Shares shall be deemed to hold (A) at least one (1) Restricted Voting Share, and (B) at least one (1) Limited Voting Share.

27.3	Restricted Voting Shares

(1)	An unlimited number of Restricted Voting Shares, without nominal or par value, are authorized for issuance, having attached thereto the special rights and restrictions as set forth below:

(a)	Voting Rights.

Holders of Restricted Voting Shares shall be entitled to notice of and to attend (if applicable, virtually) any meeting of the shareholders of the Company. Holders of Restricted Voting Shares shall be entitled to vote at any meeting of the shareholders of the Company, and at each such meeting, shall be entitled to one (1) vote in respect of each Restricted Voting Share held, except for a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote.

Except as otherwise provided in these Articles (including without limitation the restrictions on voting rights for directors in the case of the Limited Voting Shares) or except as provided in the Business Corporations Act, Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares are equal in all respects and shall vote together, and with the Multiple Voting Shares, as if they were shares of a single class. In connection with any Change of Control Transaction requiring approval of the holders of all classes of Equity Shares under the Business Corporations Act, holders of each class of Equity Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of any such class is approved by a majority of the votes cast by the holders of outstanding Restricted Voting Shares in respect of a resolution approving such Change of Control Transaction, voting separately as a class at a meeting of the holders of Restricted Voting Shares called and held for such purpose.

Notwithstanding the provisions of the second paragraph of this Article 27.3(1)(a), the holders of Restricted Voting Shares shall be entitled to vote as a separate class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles (other than in respect of the creation of a series of Preferred Shares) which would: (i) adversely affect the rights of the holders of the Restricted Voting Shares; (ii) affect the holders of any class of Equity Shares differently on a per share basis from any other class of Equity Shares; or (iii) except as already set forth in the Articles, create any class or series of shares ranking equal to or senior to the applicable outstanding class of Equity Shares; and in each case such alteration, repeal or amendment shall not be effective unless a resolution in respect thereof is approved by a majority of the votes cast by holders of outstanding Restricted Voting Shares.

(b)	Constraints on Ownership.

Subject to the Specified Exceptions, the Restricted Voting Shares may only be held of record by U.S. Persons.

(c)	Dividends.

Holders of Restricted Voting Shares shall be entitled to receive, as and when declared by the board of directors, dividends in cash or property of the Company. No dividend will be declared or paid on any other class of Equity Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on a per share basis) on the Restricted Voting Shares. The Restricted Voting Shares shall rank equally with the other Equity Shares as to dividends on a share-for-share basis, without preference or distinction. In the event of the payment of a dividend in the form of shares, holders of Restricted Voting Shares shall receive Restricted Voting Shares, unless otherwise determined by the board of directors, provided an equal number of shares is declared as a dividend or distribution on a then outstanding per-Equity Share basis, without preference or distinction, in each case.

(d)	Liquidation, Dissolution or Winding-Up.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Restricted Voting Shares shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Restricted Voting Shares, be entitled to participate ratably in the remaining property of the Company along with all holders of the other classes of Equity Shares (on a per share basis).

(e)	Rights to Subscribe; Pre-Emptive Rights.

The holders of Restricted Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, or bonds, debentures or other securities of the Company now or in the future.

(f)	Subdivision or Consolidation.

No subdivision or consolidation of the Restricted Voting Shares shall occur unless, simultaneously, the other classes of Equity Shares are subdivided or consolidated or otherwise adjusted so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes. Subject to Article 27.3(1)(g), the Restricted Voting Shares cannot be converted into any other class of shares.

(g)	Conversion of Restricted Voting Shares.

(1)	Automatic

Subject to the Specified Exceptions, each issued and outstanding Restricted Voting Share shall be automatically converted into one Subordinate Voting Share, without any further act on the part of the Company or of the holder, if such Restricted Voting Share becomes held of record by a Non-U.S. Person.

(2)	Conversion into Limited Voting Shares

Subject to the Specified Exceptions, if, at any given time, the total number of Restricted Voting Shares becomes equal to or in excess of the FPI Threshold, the minimum number of Restricted Voting Shares required to stay within the FPI Threshold shall be automatically converted, without further act or formality, on a pro-rata basis across all registered holders of Restricted Voting Shares (rounded up to the next nearest whole number of shares), on a one-for-one basis, into Limited Voting Shares. For purposes of these Articles, “FPI Threshold” means:

(0.50 x Aggregate Number of Multiple Voting Shares, Subordinate Voting Shares and

Restricted Voting Shares) – (Aggregate Number of Multiple Voting Shares held, of record by U.S. Persons)

Notwithstanding the foregoing, in connection with a formal bid for all Equity Shares on identical terms made in compliance with Canadian securities laws that results in the bidder owning or controlling more than fifty percent (50%) of the total voting power of the voting securities of the Company for the election of directors (assuming the Limited Voting Shares each have one (1) vote per share for the election of directors), the bidder may elect, by way of written notice to the Company, that the Restricted Voting Shares it so acquires not be automatically converted into Limited Voting Shares.

(3)	Upon an Offer

(i)	For the purposes of this 27.3(1)(g)(3):

(A)	“Affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as, from time to time, amended, re-enacted or replaced;

(B)	“Associate” has the meaning assigned by the Securities Act (Ontario) as, from time to time, amended, re-enacted or replaced;

(C)	“Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

(D)	“Converted Shares” means the Subject Equity Shares resulting from the conversion of Restricted Voting Shares into the Subject Equity Shares pursuant to subparagraph (ii);

(E)	“Exclusionary Offer” means an offer to purchase Subject Equity Shares that:

(i)	is a General Offer; and

(ii)	is not made concurrently with an offer to purchase Restricted Voting Shares that is identical to the offer to purchase the Subject Equity Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror, and in all other material respects, and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Subject Equity Shares;

and for the purposes of this definition, if an offer to purchase Subject Equity Shares is a General Offer but not an Exclusionary Offer, the varying of any term of such offer shall be deemed to constitute the making of a new offer unless a variation identical in all material respects concurrently is made to the corresponding offer to purchase Restricted Voting Shares;

(F)	“Expiry Date” means the last date on which holders of the Subject Equity Shares may accept an Exclusionary Offer;

(G)	“General Offer” means an offer to purchase Subject Equity Shares that must, by reason of applicable securities legislation or the requirements of any stock exchange on which the Subject Equity Shares are listed, be made to all or substantially all holders of Subject Equity Shares who are in a province of Canada to which any such legislation or requirement applies (assuming that the offeree was resident in Ontario);

(H)	“Offer Date” means the date on which an Exclusionary Offer is made;

(I)	“Offeror” means a Person that makes an offer to purchase the Subject Equity Shares (the “bidder”), and includes any Associate or Affiliate of the bidder or any Person that is disclosed in the offering document to be acting jointly or in concert with the bidder;

(J)	“Person” has the meaning assigned by the Securities Act (Ontario) as, from time to time, amended, re-enacted or replaced and includes a company or other body corporate wherever or however incorporated;

(K)	“Subject Equity Shares” means any one or more classes of Equity Shares that are subject to an Exclusionary Offer, other than Restricted Voting Shares; and

(L)	“Transfer Agent” means the transfer agent of the Company at the relevant time for any of the Subject Equity Shares (and if there is no such transfer agent, “Transfer Agent” means the Company);

(ii)	subject to subparagraph (v), if an Exclusionary Offer is made, each outstanding Restricted Voting Share shall, at the option of each holder of Restricted Voting Shares during the Conversion Period, be convertible on a one-for-one basis into the class of Equity Shares that are subject to such Exclusionary Offer (and if more than one class of Equity Shares are subject to such Exclusionary Offer, or different Exclusionary Offers are made for separate classes of Subject Equity Shares, on a one-for-one basis into any class of Equity Shares that are subject to any such Exclusionary Offer, at the holder’s election, or failing such election, into any class of Equity Shares that are subject to any such Exclusionary Offer at the board of directors’ discretion). The conversion right may be exercised by notice in writing given to the Transfer Agent prior to the Expiry Date accompanied by the share certificate(s) representing the Restricted Voting Shares which the holder desires to convert, together with any letter of transmittal or other documentation, including any medallion signature guarantee, as may be required by the Transfer Agent or pursuant to the Exclusionary Offer, in either case, in duly executed or completed form, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of Restricted Voting Shares which the holder desires to have converted and the class of Equity Shares which are desired to be converted into. The Company shall pay any governmental stamp, transfer or similar tax (but for greater certainty, no income or capital gains tax) imposed on or in respect of such conversion. If less than all of the Restricted Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Restricted Voting Shares represented by the original share certificate, which are not to be converted. Upon any conversion of any shares of any class into shares of another class, the Company shall adjust the capital accounts maintained for the respective classes of shares as provided in the Business Corporations Act. The conversion right may only be exercised in respect of Restricted Voting Shares for the purpose of depositing the resulting Subject Equity Shares pursuant to such offer and for no other reason;

(iii)	an election by a holder of Restricted Voting Shares to exercise the conversion right provided for in subparagraph (ii) shall be deemed to also constitute irrevocable elections by such holder (a) to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder’s right to subsequently withdraw the shares from the offer), and (b) to exercise the right to convert back into Restricted Voting Shares all Converted Shares (on a one-for-one basis) in respect of which such holder exercises his, her or its right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion of Converted Shares back into Restricted Voting Shares in respect of which the holder exercises his, her or its right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion of Converted Shares back into Restricted Voting Shares pursuant to a deemed election shall become effective:

(A)	for Converted Shares not taken up in accordance with the terms of an Exclusionary Offer which is nonetheless completed, on the day that the Offeror has taken up and paid for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(B)	in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn;

(iv)	no share certificates representing Converted Shares shall be delivered to the holders of such shares before such shares are deposited pursuant to the Exclusionary Offer. The Transfer Agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer the share certificates representing all Restricted Voting Shares for which the certificates, notices and other documents have been duly delivered to the Transfer Agent pursuant to subparagraph (ii) and shall advise the Offeror of the extent that such certificates so deposited represent Subject Equity Shares of the Company. Upon completion of the Exclusionary Offer, the Transfer Agent shall deliver to the holders of the shares purchased pursuant to the Exclusionary Offer all consideration paid by the Offeror pursuant to the Exclusionary Offer. If Converted Shares are converted back into Restricted Voting Shares pursuant to subparagraph (iii), the Transfer Agent shall deliver to the holders entitled thereto share certificates representing the Restricted Voting Shares resulting from the conversion. Provided however that if no Restricted Voting Shares of a shareholder were acquired by the Offeror pursuant to the Exclusionary Offer, the Transfer Agent shall return the original share certificate (if not duly endorsed for transfer to a named transferee) evidencing such Restricted Voting Shares tendered pursuant to subparagraph (ii) in satisfaction of its obligations under this subparagraph (iv). The Company shall make all arrangements with the Transfer Agent necessary or desirable to give effect to this subparagraph (iv);

(v)	subject to subparagraph (vi), the conversion right provided for in subparagraph (ii) shall not come into effect with respect to a class of Subject Equity Shares if:

(A)	prior to the time at which the Exclusionary Offer is made there is or has been delivered to the transfer agent and to the corporate secretary of the Company a certification or certifications signed by or on behalf of one or more shareholders of the Company owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Subject Equity Shares of each class (exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror), which certification or certifications shall confirm, in the case of each such shareholder, that made such certification, that such shareholder shall not:

(i)	accept any Exclusionary Offer without giving the Transfer Agent and the corporate secretary of the Company written notice of such acceptance or intended acceptance at least 7 days prior to the Expiry Date;

(ii)	make any Exclusionary Offer;

(iii)	act jointly or in concert with any Person that makes any Exclusionary Offer; or

(iv)	transfer any Subject Equity Shares, directly or indirectly, during the time any Exclusionary Offer is outstanding without giving the Transfer Agent and the corporate secretary of the Company written notice of such transfer or intended transfer at least seven (7) days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Subject Equity Shares transferred or to be transferred to each transferee; or

(B)	within seven (7) days after the Offer Date there is delivered to the Transfer Agent and to the corporate secretary of the Company a certification or certifications signed by or on behalf of one or more shareholders of the Company owning in the aggregate more than 50% of the then outstanding Subject Equity Shares of such class (exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror), which certification or certifications shall confirm, in the case of each shareholder who made such certification:

(i)	the number of Subject Equity Shares owned by the shareholder;

(ii)	that such shareholder is not making the Exclusionary Offer and is not an Associate or Affiliate of, or acting jointly or in concert with, the Person making such offer;

(iii)	that such shareholder shall not accept the Exclusionary Offer, including any varied form of the offer, without giving the Transfer Agent and the corporate secretary of the Company written notice of such acceptance or intended acceptance at least seven (7) days prior to the Expiry Date; and

(iv)	that such shareholder shall not transfer any Subject Equity Shares, directly or indirectly, prior to the Expiry Date without giving the Transfer Agent and the corporate secretary of the Company written notice of such transfer or intended transfer at least seven (7) days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Subject Equity Shares transferred or to be transferred to each transferee if this information is known to the transferor;

(vi)	if a notice (the “Notice”) referred to in sub-clause (v)(i)(A)(i), (v)(i)(A)(iv), (v)(i)(B)(iii) or (v)(i)(B)(iv) is given to the Transfer Agent and to the corporate secretary of the Company and the conversion right provided for in subparagraph (ii) has not, because of the giving of such Notice, come into effect, the Company shall, either forthwith upon receipt of the Notice or forthwith after the seventh (7th) day following the Offer Date, whichever is later, make a good faith determination as to whether there are subsisting certifications that comply with either clause (v)(i)(A) or (v)(i)(B) from shareholders of the Company who own in the aggregate more than 50% of the then outstanding Subject Equity Shares of each class, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror. If the Company determines that there are not such subsisting certifications, subparagraph (v) shall cease to apply and the conversion right provided for in subparagraph (ii) shall be in effect for the remainder of the Conversion Period;

(vii)	as soon as reasonably possible after the seventh (7th) day after the Offer Date, the Company shall send to each holder of Restricted Voting Shares a written notice advising the holders as to whether they are entitled to convert their Restricted Voting Shares into Subject Equity Shares and the reasons therefor. If such notice discloses that they are not so entitled, but it is subsequently determined that they are so entitled by virtue of subparagraph (vi) or otherwise, the Company shall forthwith send another notice to them advising them of that fact and the reasons therefor;

(viii)	if a notice referred to in subparagraph (vii) discloses that the conversion right set forth in subparagraph (ii) has come into effect, the notice shall:

(A)	include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the Exclusionary Offer;

(B)	include the information set out in subparagraph (vii) hereof; and

(C)	be accompanied by a copy of the Exclusionary Offer and all other materials sent to any holders of Subject Equity Shares in respect of such offer; and as soon as reasonably possible after any additional material, including any notice of variation, is sent to any holders of Subject Equity Shares in respect of such offer, the Company shall send a copy of such additional materials to each holder of Restricted Voting Shares;

(ix)	prior to or forthwith after sending any notice referred to in subparagraph (vii), the Company shall cause a news release to be issued to a Canadian national news service, describing the contents of the notice; and

(x)	references to share certificates shall include, as applicable, the equivalent in any non-certificated inventory system (such as, for example, a Direct Registration System or an electronic position), with appropriate changes.

27.4	Limited Voting Shares

(1)	An unlimited number of Limited Voting Shares, without nominal or par value, are authorized for issuance, having attached thereto the special rights and restrictions as set forth below:

(a)	Voting Rights.

Holders of Limited Voting Shares shall be entitled to notice of and to attend (if applicable, virtually) any meeting of the shareholders of the Company. Holders of Limited Voting Shares shall be entitled to vote at any meeting of the shareholders of the Company, and at each such meeting, shall be entitled to one (1) vote in respect of each Limited Voting Share held, except that holders shall not have an entitlement to vote (i) in respect of the election for directors of the board of directors or (ii) for a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote.

Except as otherwise provided in these Articles (including without limitation the restrictions on voting rights for directors in the case of the Limited Voting Shares) or except as provided in the Business Corporations Act, Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares are equal in all respects and shall vote together, and with the Multiple Voting Shares, as if they were shares of a single class. In connection with any Change of Control Transaction requiring approval of the holders of all classes of Equity Shares under the Business Corporations Act, holders of each class of Equity Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of any such class is approved by a majority of the votes cast by the holders of outstanding Limited Voting Shares in respect of a resolution approving such Change of Control Transaction, voting separately as a class at a meeting of the holders of Limited Voting Shares called and held for such purpose.

Notwithstanding the provisions of the second paragraph of this Article 27.4(1)(a), the holders of Limited Voting Shares shall be entitled to vote as a separate class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles (other than in respect of the creation of a series of Preferred Shares) which would: (i) adversely affect the rights of the holders of the Limited Voting Shares; (ii) affect the holders of any class of Equity Shares differently on a per share basis from any other class of Equity Shares; or (iii) except as already set forth in the Articles, create any class or series of shares ranking equal to or senior to the applicable outstanding class of Equity Shares; and in each case such alteration, repeal or amendment shall not be effective unless a resolution in respect thereof is approved by a majority of the votes cast by holders of outstanding Limited Voting Shares.

(b)	Constraints on Ownership.

Subject to the Specified Exceptions, the Limited Voting Shares may only be held of record by U.S. Persons.

(c)	Dividends.

Holders of Limited Voting Shares shall be entitled to receive, as and when declared by the board of directors, dividends in cash or property of the Company. No dividend will be declared or paid on any other class of Equity Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on a per share basis) on the Limited Voting Shares. The Limited Voting Shares shall rank equally with the other Equity Shares as to dividends on a share-for-share basis, without preference or distinction. In the event of the payment of a dividend in the form of shares, holders of Limited Voting Shares shall receive Limited Voting Shares, unless otherwise determined by the board of directors, provided an equal number of shares is declared as a dividend or distribution on a then outstanding per-Equity Share basis, without preference or distinction, in each case.

(d)	Liquidation, Dissolution or Winding-Up.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Limited Voting Shares shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Limited Voting Shares, be entitled to participate ratably in the remaining property of the Company along with all holders of the other classes of Equity Shares (on a per share basis).

(e)	Rights to Subscribe; Pre-Emptive Rights.

The holders of Limited Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, or bonds, debentures or other securities of the Company now or in the future.

(f)	Subdivision or Consolidation.

No subdivision or consolidation of the Limited Voting Shares shall occur unless, simultaneously, the other classes of Equity Shares are subdivided or consolidated or otherwise adjusted so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes. Subject to Article 27.4(1)(g), the Limited Voting Shares cannot be converted into any other class of shares.

(g)	Conversion of Limited Voting Shares.

(1)	Automatic

Subject to the Specified Exceptions, each issued and outstanding Limited Voting Share shall be automatically converted into one Subordinate Voting Share, without any further act on the part of the Company or of the holder, if at any given time, such Limited Voting Share becomes held of record by a Non-U.S. Person.

(2)	Conversion into Restricted Voting Shares

Subject to the Specified Exceptions, if, at any given time, the total number of Restricted Voting Shares represents a number below the FPI Threshold, the number of Limited Voting Shares shall be automatically converted, without further act or formality, on a pro-rata basis across all registered holders of Limited Voting Shares (rounded up to the next nearest whole number of shares), on a one-for-one basis, into Restricted Voting Shares, to the maximum extent possible such that the Limited Voting Shares then represent a number of Equity Shares that is one share less than the FPI Threshold.

Notwithstanding the foregoing, in connection with a formal bid for all Equity Shares on identical terms made in compliance with Canadian securities laws that results in the bidder owning or controlling more than fifty percent (50%) of the total voting power of the voting securities of the Company for the election of directors (assuming the Limited Voting Shares each have one (1) vote per share for the election of directors), the bidder may elect, by way of written notice to the Company, that the Limited Voting Shares it so acquires not be automatically converted into Restricted Voting Shares.

(3)	Upon an Offer

(i)	For the purposes of this Article 27.4(1)(g)(3):

(A)	“Affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as, from time to time, amended, re-enacted or replaced;

(B)	“Associate” has the meaning assigned by the Securities Act (Ontario) as, from time to time, amended, re-enacted or replaced;

(C)	“Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

(D)	“Converted Shares” means the Subject Equity Shares resulting from the conversion of Limited Voting Shares into the Subject Equity Shares pursuant to subparagraph (ii);

(E)	“Exclusionary Offer” means an offer to purchase Subject Equity Shares that:

(i)	is a General Offer; and

(ii)	is not made concurrently with an offer to purchase Limited Voting Shares that is identical to the offer to purchase the Subject Equity Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror, and in all other material respects, and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Subject Equity Shares;

and for the purposes of this definition, if an offer to purchase Subject Equity Shares is a General Offer but not an Exclusionary Offer, the varying of any term of such offer shall be deemed to constitute the making of a new offer unless a variation identical in all material respects concurrently is made to the corresponding offer to purchase Limited Voting Shares;

(F)	“Expiry Date” means the last date on which holders of the Subject Equity Shares may accept an Exclusionary Offer;

(G)	“General Offer” means an offer to purchase Subject Equity Shares that must, by reason of applicable securities legislation or the requirements of any stock exchange on which the Subject Equity Shares are listed, be made to all or substantially all holders of Subject Equity Shares who are in a province of Canada to which any such legislation or requirement applies (assuming that the offeree was resident in Ontario);

(H)	“Offer Date” means the date on which an Exclusionary Offer is made;

(I)	“Offeror” means a person that makes an offer to purchase the Subject Equity Shares (the “bidder”), and includes any Associate or Affiliate of the bidder or any person that is disclosed in the offering document to be acting jointly or in concert with the bidder,

(J)	“Person” has the meaning assigned by the Securities Act (Ontario) as, from time to time, amended, re-enacted or replaced and includes a company or other body corporate wherever or however incorporated;

(K)	“Subject Equity Shares” means any one or more classes of Equity Shares that are subject to an Exclusionary Offer, other than Limited Voting Shares; and

(L)	“Transfer Agent” means the transfer agent of the Company at the relevant time for any of the Subject Equity Shares (and if there is no such transfer agent, “Transfer Agent” means the Company);

(ii)	subject to subparagraph (v), if an Exclusionary Offer is made, each outstanding Limited Voting Share shall, at the option of each holder of Limited Voting Shares during the Conversion Period, be convertible on a one-for-one basis into the class of Equity Shares that are subject to such Exclusionary Offer (and if more than one class of Equity Shares are subject to such Exclusionary Offer, or different Exclusionary Offers are made for separate classes of Subject Equity Shares, on a one-for-one basis into any class of Equity Shares that are subject to any such Exclusionary Offer, at the holder’s election, or failing such election, into any class of Equity Shares that are subject to any such Exclusionary Offer at the board of directors’ discretion). The conversion right may be exercised by notice in writing given to the Transfer Agent prior to the Expiry Date accompanied by the share certificate(s) representing the Limited Voting Shares which the holder desires to convert, together with any letter of transmittal or other documentation, including any medallion signature guarantee, as may be required by the Transfer Agent or pursuant to the Exclusionary Offer, in either case, in duly executed or completed form, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of Limited Voting Shares which the holder desires to have converted and the class of Equity Shares which are desired to be converted into. The Company shall pay any governmental stamp, transfer or similar tax (but for greater certainty, no income or capital gains tax) imposed on or in respect of such conversion. If less than all of the Limited Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Limited Voting Shares represented by the original share certificate, which are not to be converted. Upon any conversion of any shares of any class into shares of another class, the Company shall adjust the capital accounts maintained for the respective classes of shares as provided in the Business Corporations Act. The conversion right may only be exercised in respect of Limited Voting Shares for the purpose of depositing the resulting Subject Equity Shares pursuant to such offer and for no other reason;

(iii)	an election by a holder of Limited Voting Shares to exercise the conversion right provided for in subparagraph (ii) shall be deemed to also constitute irrevocable elections by such holder (a) to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder’s right to subsequently withdraw the shares from the offer), and (b) to exercise the right to convert back into Limited Voting Shares all Converted Shares (on a one-for-one basis) in respect of which such holder exercises his, her or its right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion of Converted Shares back into Limited Voting Shares in respect of which the holder exercises his, her or its right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion of Converted Shares back into Limited Voting Shares pursuant to a deemed election shall become effective:

(A)	for Converted Shares not taken up in accordance with the terms of an Exclusionary Offer which is nonetheless completed, on the day that the Offeror has taken up and paid for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(B)	in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn;

(iv)	no share certificates representing Converted Shares shall be delivered to the holders of such shares before such shares are deposited pursuant to the Exclusionary Offer. The Transfer Agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer the share certificates representing all Limited Voting Shares for which the certificates, notices and other documents have been duly delivered to the Transfer Agent pursuant to subparagraph (ii) and shall advise the Offeror of the extent that such certificates so deposited represent Subject Equity Shares of the Company. Upon completion of the Exclusionary Offer, the Transfer Agent shall deliver to the holders of the shares purchased pursuant to the Exclusionary Offer all consideration paid by the Offeror pursuant to the Exclusionary Offer. If Converted Shares are converted back into Limited Voting Shares pursuant to subparagraph (iii), the Transfer Agent shall deliver to the holders entitled thereto share certificates representing the Limited Voting Shares resulting from the conversion. Provided however that if no Limited Voting Shares of a shareholder were acquired by the Offeror pursuant to the Exclusionary Offer, the Transfer Agent shall return the original share certificate (if not duly endorsed for transfer to a named transferee) evidencing such Limited Voting Shares tendered pursuant to subparagraph (ii) in satisfaction of its obligations under this subparagraph (iv). The Company shall make all arrangements with the Transfer Agent necessary or desirable to give effect to this subparagraph (iv);

(v)	subject to subparagraph (vi), the conversion right provided for in subparagraph (ii) shall not come into effect with respect to a class of Subject Equity Shares if:

(A)	prior to the time at which the Exclusionary Offer is made there is or has been delivered to the Transfer Agent and to the corporate secretary of the Company a certification or certifications signed by or on behalf of one or more shareholders of the Company owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Subject Equity Shares of each class (exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror), which certification or certifications shall confirm, in the case of each such shareholder, that made such certification, that such shareholder shall not:

(i)	accept any Exclusionary Offer without giving the Transfer Agent and the corporate secretary of the Company written notice of such acceptance or intended acceptance at least 7 days prior to the Expiry Date;

(ii)	make any Exclusionary Offer;

(iii)	act jointly or in concert with any Person that makes any Exclusionary Offer; or

(iv)	transfer any Subject Equity Shares, directly or indirectly, during the time any Exclusionary Offer is outstanding without giving the Transfer Agent and the corporate secretary of the Company written notice of such transfer or intended transfer at least seven (7) days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Subject Equity Shares transferred or to be transferred to each transferee; or

(B)	within seven (7) days after the Offer Date there is delivered to the Transfer Agent and to the corporate secretary of the Company a certification or certifications signed by or on behalf of one or more shareholders of the Company owning in the aggregate more than 50% of the then outstanding Subject Equity Shares of such class (exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror), which certification or certifications shall confirm, in the case of each shareholder who made such certification:

(i)	the number of Subject Equity Shares owned by the shareholder;

(ii)	that such shareholder is not making the Exclusionary Offer and is not an Associate or Affiliate of, or acting jointly or in concert with, the Person making such offer;

(iii)	that such shareholder shall not accept the Exclusionary Offer, including any varied form of the offer, without giving the Transfer Agent and the corporate secretary of the Company written notice of such acceptance or intended acceptance at least seven (7) days prior to the Expiry Date; and

(iv)	that such shareholder shall not transfer any Subject Equity Shares, directly or indirectly, prior to the Expiry Date without giving the Transfer Agent and the corporate secretary of the Company written notice of such transfer or intended transfer at least seven (7) days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Subject Equity Shares transferred or to be transferred to each transferee if this information is known to the transferor;

(vi)	if a notice (the “Notice”) referred to in sub-clause (v)(i)(A)(i), (v)(i)(A)(iv), (v)(i)(B)(iii) or (v)(i)(B)(iv) is given to the Transfer Agent and to the corporate secretary of the Company and the conversion right provided for in subparagraph (ii) has not, because of the giving of such Notice, come into effect, the Company shall, either forthwith upon receipt of the Notice or forthwith after the seventh (7th) day following the Offer Date, whichever is later, make a good faith determination as to whether there are subsisting certifications that comply with either clause (v)(i)(A) or (v)(i)(B) from shareholders of the Company who own in the aggregate more than 50% of the then outstanding Subject Equity Shares of each class, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror. If the Company determines that there are not such subsisting certifications, subparagraph (v) shall cease to apply and the conversion right provided for in subparagraph (ii) shall be in effect for the remainder of the Conversion Period;

(vii)	as soon as reasonably possible after the seventh (7th) day after the Offer Date, the Company shall send to each holder of Limited Voting Shares a written notice advising the holders as to whether they are entitled to convert their Limited Voting Shares into Subject Equity Shares and the reasons therefor. If such notice discloses that they are not so entitled, but it is subsequently determined that they are so entitled by virtue of subparagraph (vi) or otherwise, the Company shall forthwith send another notice to them advising them of that fact and the reasons therefor;

(viii)	if a notice referred to in subparagraph (vii) discloses that the conversion right set forth in subparagraph (ii) has come into effect, the notice shall:

(A)	include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the Exclusionary Offer;

(B)	include the information set out in subparagraph (vii) hereof; and

(C)	be accompanied by a copy of the Exclusionary Offer and all other materials sent to any holders of Subject Equity Shares in respect of such offer; and as soon as reasonably possible after any additional material, including any notice of variation, is sent to any holders of Subject Equity Shares in respect of such offer, the Company shall send a copy of such additional materials to each holder of Limited Voting Shares;

(ix)	prior to or forthwith after sending any notice referred to in subparagraph (vii), the Company shall cause a news release to be issued to a Canadian national news service, describing the contents of the notice; and

(x)	references to share certificates shall include, as applicable, the equivalent in any non-certificated inventory system (such as, for example, a Direct Registration System or an electronic position), with appropriate changes.

27.5	Additional Rights, Privileges, Restrictions and Conditions Applicable to Equity Shares

(A)	Redemption, Transfer and Other Limiting Provisions

(1)	For the purposes of this Article 27.5, the following terms will have the meaning specified below:

“Applicable Price” means a price per Equity Share determined by the board, but not less than 95% of the lesser of: (i) the Closing Market Price of the Subordinate Voting Shares on the Exchange (or the then principal marketplace on which the Subordinate Voting Shares are listed or quoted for trading) on the trading day immediately prior to the closing of the Redemption or Transfer (or the average of the last bid and last asking prices if there was no trading on the specified date); and (ii) the five-day volume weighted average price of the Subordinate Voting Shares on the Exchange (or the then principal marketplace on which the Subordinate Voting Shares are listed or quoted for trading) for the five trading days immediately prior to the closing of the Redemption or Transfer (or the average of the last bid and last asking prices if there was no trading on the specified dates). Notwithstanding the foregoing, if the Subordinate Voting Shares are not traded or quoted for trading on the Exchange or any other marketplace, the Applicable Price may be determined by the Board in its sole discretion, and if at such time of determination there are no Subordinate Voting Shares issued and outstanding, then all references in this definition to “Subordinate Voting Shares” shall be to “Restricted Voting Shares” or “Limited Voting Shares”, as applicable;

“Business” means the conduct of any activities relating to the cultivation, manufacturing and dispensing of cannabis and cannabis-derived products, including in the United States or elsewhere, which include the owning and operating of cannabis licenses;

“Closing Market Price” shall be: (i) an amount equal to the closing price of the Subordinate Voting Shares on the trading day immediately prior to the closing of the Redemption or Transfer or exchange if there was a trade on the specified date and the applicable exchange or market provides a closing price; or (ii) an amount equal to the average of the last bid and last asking prices if there was no trading on the applicable date; and notwithstanding the foregoing, if at such time of determination there are no Subordinate Voting Shares issued and outstanding, then all references in this definition to “Subordinate Voting Shares” shall be to “Restricted Voting Shares” or “Limited Voting Shares”, as applicable;

“Determination Date” means the date on which the Company provides written notice to any shareholder that the board has determined that such shareholder is an Unsuitable Person;

“Exchange” means the NEO Exchange or any other stock exchange on which the Subordinate Voting Shares are then listed;

“Governmental Authority” or “Governmental Authorities” means any United States or foreign, federal, provincial, state, county, regional, local or municipal government, any agency, administration, board, bureau, commission, department, service, or other instrumentality or political subdivision of the foregoing, and any Person with jurisdiction exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or monetary policy (including any court or arbitration authority) and any Exchange;

“Licenses” means all licenses, permits, approvals, orders, authorizations, registrations, findings of suitability, franchises, exemptions, waivers and entitlements issued by a Governmental Authority to or for the benefit of the Company or any affiliate required for, or relating to, the conduct of the Business;

“Ownership” (and derivatives thereof) means (i) ownership of record as evidenced in the Company’s central securities register, (ii) “beneficial ownership” as defined in Section 1 of the Business Corporations Act, or (iii) the power to exercise control or direction over a security;

“Person” means an individual, partnership, corporation, company, limited or unlimited liability company, trust or any other entity;

“Redemption” has the meaning ascribed thereto in Article 27.5(8);

“Redemption Date” means the date on which the Company will redeem and pay for the Equity Shares pursuant to Article 27.5. The Redemption Date will be not less than thirty (30) Trading Days following the date of the Redemption Notice unless a Governmental Authority requires that the Equity Shares be redeemed as of an earlier date, in which case, the Redemption Date will be such earlier date and if there is an outstanding Redemption Notice, the Company will issue an amended Redemption Notice reflecting the new Redemption Date forthwith;

“Redemption Notice” has the meaning ascribed thereto in Article 27.5(9);

“Significant Interest” means Ownership of five percent (5%) or more of all of the issued and outstanding shares of the Company, including through acting jointly or in concert with another shareholder, or such other number of Equity Shares as is determined by the Board from time to time;

“Subject Shareholder” means a Person, a group of Persons acting jointly or in concert or a group of Persons who the board reasonably determines are acting jointly or in concert;

“Trading Day” means a day on which trades of any class of the Equity Shares are executed on the Exchange or any other stock exchange on which the Equity Shares are listed or quoted for trading;

“Transfer” has the meaning ascribed thereto in Article 27.5(8);

“Transfer Date” means the date on which a Transfer of Equity Shares required by the Company is required to be completed by the Company;

“Transfer Notice” has the meaning ascribed thereto in Article 27.5(12);

“Transferred Share” has the meaning ascribed thereto in Article 27.5(8); and

“Unsuitable Person” means:

(i)	any Person (including a Subject Shareholder) with a Significant Interest who a Governmental Authority granting the Licenses has determined to be unsuitable to own Equity Shares;

(ii)	any Person (including a Subject Shareholder) with a Significant Interest whose ownership of Equity Shares may result in the loss, suspension or revocation (or similar action) with respect to any Licenses or in the Company or any affiliate being unable to obtain any new Licenses in the normal course, including, but not limited to, as a result of such Person’s failure to apply for a suitability review from or to otherwise fail to comply with the requirements of a Governmental Authority, all as determined by the board; or

(iii)	who have not been determined by the applicable Governmental Authority to be an acceptable Person or otherwise have not received the requisite consent of such Governing Authority to own the Equity Shares within a reasonable period of time acceptable to the board or prior to acquiring any Equity Shares, as applicable.

(2)	Subject to Article 27.5(4), no Subject Shareholder may acquire Equity Shares that would result in the holding of a Significant Interest, directly or indirectly, in one or more transactions, without providing not less than 30 days’ advance written notice (or such shorter period as the board may approve) to the Company by written notice to the Company’s head office to the attention of the corporate secretary and without having received all required approvals from all Governmental Authorities.

(3)	If the board reasonably believes that a Subject Shareholder may have failed to comply with any of the provisions of Article 27.5(2), the Company may, without prejudice to any other remedy hereunder, apply to the Supreme Court of British Columbia or another court of competent jurisdiction for an order directing that the Subject Shareholder disclose the number of Equity Shares owned.

(4)	The provisions of Article 27.5(2) and Article 27.5(3) will not apply to the Ownership, acquisition or disposition of Equity Shares as a result of:

(a)	any transfer of Equity Shares occurring by operation of bankruptcy or insolvency law including, inter alia, the transfer of Equity Shares of the Company to a trustee in bankruptcy;

(b)	an acquisition or proposed acquisition by one or more underwriters or portfolio managers who hold Equity Shares for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with Article 27.5(2);

(c)	the holding by a recognized clearing agency or recognized depositary in the ordinary course of its business; or

(d)	the conversion, exchange or exercise of securities of the Company or an affiliate (other than the Equity Shares) duly issued or granted by the Company or an affiliate, into or for Equity Shares, in accordance with their respective terms.

(5)	At the option of the Company and upon determination by the board that an Unsuitable Person has not received the requisite approval of any Government Authority to own the Equity Shares, the Company may issue a notice prohibiting any Unsuitable Person owning Equity Shares from exercising any voting rights with respect to such Equity Shares and on and after the Determination Date specified therein, and/or providing that such holder will cease to have any rights whatsoever with respect to such Equity Shares, including any rights to the receipt of dividends from the Company, other than the right to receive the Applicable Price, without interest, on the Redemption Date or the Transfer Date, as applicable; provided, however, that if any such Equity Shares come to be owned solely by Persons other than an Unsuitable Person (such as by transfer of such Equity Shares to a liquidating trust, subject to the approval of the board and any applicable Governmental Authority), such Persons may, in the discretion of the board, exercise the voting and/or other rights attached to such Equity Shares and the board may determine, in its sole discretion, not to Redeem or require the Transfer of such Equity Shares.

(6)	Notwithstanding anything to the contrary contained herein, all transfers of Multiple Voting Shares are subject to the terms of these Articles.

(7)	Following any Redemption in accordance with the terms of this Article 27.5, the redeemed Equity Shares will be cancelled.

(8)	At the option, but not obligation, of the Company, and at the discretion of the board, any Equity Shares directly or indirectly owned by an Unsuitable Person may be (i) redeemed by the Company (for the Applicable Price) out of funds lawfully available on the Redemption Date (a “Redemption”), or (ii) required to be transferred to a third party for the Applicable Price and on such terms and conditions as the board may direct (a “Transfer”, and each Equity Share subject to a Transfer, a “Transferred Share”). Equity Shares to be redeemed or mandatorily transferred pursuant to this Article will be redeemed or mandatorily transferred at any time and from time to time pursuant to the terms hereof.

(9)	In the case of a Redemption, the Company will send a written notice to the holder of the Equity Shares called for Redemption, which will set forth: (i) the Redemption Date, (ii) the number of Equity Shares to be redeemed on the Redemption Date, (iii) the Applicable Price or the formula pursuant to which the Applicable Price will be determined and the manner of payment therefor, (iv) the place where such Equity Shares (or certificate therefor, as applicable) must be surrendered, or accompanied by proper instruments of transfer (and if so determined by the board, together with a medallion signature guarantee), and (v) any other requirement of surrender of the Equity Shares to be redeemed (the “Redemption Notice”). The Redemption Notice may be conditional such that the Company need not redeem the Equity Shares owned by an Unsuitable Person on the Redemption Date if the board determines, in its sole discretion, that such Redemption is no longer advisable or necessary on or before the Redemption Date. If applicable, the Company will send a written notice confirming the amount of the Applicable Price promptly following the determination of such Applicable Price.

(10)	Upon receipt by the Unsuitable Person of a Redemption Notice in accordance with Article 27.5(9) and surrender of the relevant Equity Share certificate, if applicable, the holder of the Equity Shares tendered for redemption (together with the applicable transfer documents) shall be entitled to receive the Applicable Price per redeemed Equity Share.

(11)	The Applicable Price payable in respect of the Equity Shares surrendered for Redemption during any calendar month shall be satisfied by way of cash payment no later than the last day of the calendar month following the month in which the Equity Shares were tendered for Redemption. Payments made by the Company of the cash portion of the Applicable Price, less any applicable taxes and any costs to the Company of the Redemption, are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the Unsuitable Person unless such cheque is dishonoured upon presentment. Upon such payment, the Company shall be discharged from all liability to the former Unsuitable Person in respect of the redeemed Equity Shares.

(12)	In the case of a required Transfer, the Company will send a written notice to the holder of the Equity Shares in question, which will set forth: (i) the Transfer Date, (ii) the number of Equity Shares to be Transferred on the Transfer Date, (iii) the Applicable Price or the formula pursuant to which the Applicable Price will be determined and the manner of payment therefor, (iv) the place where such Equity Shares (or certificate therefor, as applicable) must be surrendered, accompanied by proper instruments of transfer (and if so determined by the board, together with a medallion signature guarantee), and (v) any other requirement in respect of the Equity Shares to be Transferred, which may without limitation include a requirement to dispose of the Equity Shares via the Exchange to a Person who would not be in violation of the provisions of this Article 27.5(12) (the “Transfer Notice”). The Transfer Notice may be conditional such that the Company need not require the Transfer of the Equity Shares owned by an Unsuitable Person on the Transfer Date if the board determines, in its sole discretion, that such Transfer is no longer advisable or necessary on or before the Transfer Date. If applicable, the Company will send a written notice confirming the amount of the Applicable Price promptly following the determination of such Applicable Price.

(13)	Upon receipt by the Unsuitable Person of a Transfer Notice in accordance with Article 27.5(12) and surrender of the relevant Equity Share certificate, if applicable (together with applicable Transfer documents), the holder of the Equity Shares tendered for Transfer shall be entitled to receive the Applicable Price per Transferred Share.

(14)	The Applicable Price payable in respect of the Equity Shares surrendered for Transfer during any calendar month shall be satisfied, less any costs to the Company of the Transfer, by way of cash payment no later than the last day of the calendar month following the month in which the Equity Shares were tendered for Transfer. Payments made by the Company of the cash portion of the Applicable Price, less any applicable taxes and any costs to the Company of the Transfer, are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the Unsuitable Person unless such cheque is dishonoured upon presentment. Upon such payment, the Company shall be discharged from all liability to the former Unsuitable Person in respect of the Transferred Shares.

(15)	If Equity Shares are required to be Transferred under Article 27.5(12), the former owner of the Equity Shares immediately before the Transfer shall by that Transfer be divested of their interest or right in the Equity Shares, and the Person who, but for the Transfer, would be the registered owner of the Equity Shares or a Person who satisfies the Company that, but for the Transfer, they could properly be treated as the registered owner or registered holder of the Equity Shares shall, from the time of the Transfer, be entitled to receive only the Applicable Price per Transferred Share, without interest, less any applicable taxes and any costs to the Company of the Transfer.

(16)	Following the sending of any Redemption Notice or Transfer Notice, and prior to the completion of the Redemption or Transfer specified therein, the Company may refuse to recognize any other disposition of the Equity Shares in question.

(17)	If the Company does not know the address of the former holder of Equity Shares Transferred or Redeemed hereunder, it may retain the amount payable to the former holder thereof, title to which shall revert to the Company if not claimed within two (2) years (and at that time all rights thereto shall belong to the Company).

(18)	To the extent required by applicable laws, the Company may deduct and withhold any tax from the Applicable Price. To the extent any amounts are so withheld and are timely remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes herein as having been paid to the Person in respect of which such deduction and withholding was made.

(19)	All notices given by the Company to holders of Equity Shares pursuant to this Schedule, including a Redemption Notice or Transfer Notice, will be in writing and will be deemed given when delivered by personal service, overnight courier or first-class mail, postage prepaid, to the holder’s registered address as shown on the Company’s share register.

(20)	The Company’s right to Redeem or Transfer Equity Shares pursuant to this Article 27.5 will not be exclusive of any other right the Company may have or hereafter acquire under any agreement or any provision of the notice of articles or the articles of the Company or otherwise with respect to the Equity Shares or any restrictions on holders thereof.

(21)	In connection with the conduct of its or its affiliates’ Business, the Company may require that a Subject Shareholder provide to one or more Governmental Authorities, if and when required, information and fingerprints for a criminal background check, individual history form(s), and other information required in connection with applications for Licenses.

(22)	The board can waive any provision of this Article 27.5.

(23)	In the event that any provision (or portion of a provision) of this Article 27.5 or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of Article 27.5 (including the remainder of such provision, as applicable) will continue in full force and effect.

(B)	Board Powers, Declarations and Deeming Provisions

(1)	Where an Equity Share is held of record, directly or indirectly, or jointly by (i) one or more U.S. Persons and (ii) one or more Non-U.S. Persons, such Equity Share shall be deemed to be held of record by a U.S. Person.

(2)	So long as they are publicly listed, the Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares may, in the Company’s discretion and subject to regulatory approval, trade under a single stock symbol on the Exchange.

(3)	Subject to the Business Corporations Act, the board of directors may, in its sole discretion, in order to administer the constrained share provisions of the Equity Shares set out in these Articles:

(a)	require any Person in whose name Equity Shares are registered or any beneficial holder or controller, whether direct or indirect, of the Equity Shares to furnish a statutory declaration declaring whether:

(i)	the shareholder holds, is the beneficial owner of and/or has control over the Equity Shares of the Company (and if the Person is not also the beneficial owner and in control of the Equity Shares, the Person must make reasonable inquiries of the beneficial owner(s) or persons in control of such Equity Shares to confirm that the statements made in the statutory declaration as they pertain to the beneficial owner and controller are true); and

(ii)	the Equity Shares are held of record by a U.S. Person or a Non-U.S. Person;

and declaring any further facts or provide any other documents that the directors consider relevant;

(b)	require any Person seeking to have a transfer of an Equity Share registered in such Person’s name or to have an Equity Share issued to him or her or it to furnish a declaration similar to the declaration a shareholder may be required to furnish under paragraph (a) above; and

(c)	determine the circumstances in which any declarations are required, their form and the times when they are to be furnished.

(4)	Where a Person fails to furnish a declaration pursuant to a by-law or other document made under this Article 27.5(23)(a)(1)(i)(i)(B) in accordance with the requested timeline, the directors may, in their sole discretion, deem such shareholder to be a U.S. Person.

(5)	Notwithstanding Article 27.5(4), where a Person is required to furnish a declaration pursuant to a by-law or other document made under this Article 27.5(23)(a)(1)(i)(i)(B) the directors may refuse to register a transfer of an Equity Share in such Person’s name or to issue an Equity Share to such Person until that Person has furnished the declaration.

(C)	Administration by the Board

(1)	In the administration of the provisions of these Articles, the board of directors shall have, in addition to the powers set forth herein, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose of these Articles.

(2)	In administering the provisions of these Articles, including for the purpose of determining the shareholder’s or transferee’s status as a U.S. Person or Non-U.S. Person, the board of directors may rely on:

(a)	a statement made in a declaration referred to in Article 27.5(23)(a)(1)(i)(i)(B); and

(b)	any information received from Broadridge Investor Communications Corporation, or any affiliate, successor or assign thereof;

(c)	any information received from CDS Clearing and Depositary Services Inc., or any affiliate, successor or assign thereof; and/or

(d)	the knowledge of any director, officer, employee or agent (including the Transfer Agent) of the Company.

(3)	Where the directors are required to determine the number of any class or classes of Equity Shares of the Company held of record by or on behalf of Persons who are U.S. Persons or Non-U.S. Person, as applicable, the directors may rely upon (i) the share register of the Company or (ii) any other register held, or any declaration collected by, the transfer agent of the Company or any depositary, such as CDS Clearing and Depositary Services Inc. (or any affiliate, successor or assign thereof), or by Broadridge Investor Communications Corporation (or any affiliate, successor or assign thereof), in each case, as of any date.

(4)	Wherever in these Articles it is necessary to determine the opinion of the board of directors, such opinion shall be expressed and conclusively evidenced by a resolution of the board of directors duly adopted, including a resolution in writing executed pursuant these Articles and the Business Corporations Act.

(5)	No shareholder of the Company nor any other Person claiming an interest in shares of the Company shall have any claim or action against the Company or against any director or officer of the Company, and the Company shall have no claim or action against any director or officer of the Company, arising out of any act (including any omission to act) taken by any such director or officer pursuant to, or in intended pursuance of, the provisions of these articles or any breach or alleged breach of such provisions.

28.	SPECIAL RIGHTS AND RESTRICTIONS OF PREFERRED SHARES

28.1	Issuable in Series.

Subject to the Business Corporations Act, from time to time, the directors by resolution may, if none of the Preferred Shares of any particular series are issued, alter these Articles and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

(a)	determine the maximum number of shares of any of those series of Preferred Shares that the Company is authorized to issue, determine that there is no such maximum number, or alter any determination made under this paragraph (a) or otherwise in relation to a maximum number of those shares;

(b)	create an identifying name by which the shares of any of those series of Preferred Shares may be identified, or alter any identifying name created for those shares; and

(c)	attach or alter special rights or restrictions to the shares of any of those series of Preferred Shares, including, but without limiting or restricting the generality of the foregoing, special rights or restrictions with respect to:

(i)	the rate, amount or method of calculation of any dividends, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which any such dividends shall accrue;

(ii)	any right of redemption and/or purchase and the redemption or purchase prices and terms and conditions of any such right;

(iii)	any right of retraction or conversion vested in the holders of Preferred Shares of such series and the prices and terms and conditions of any such rights;

(iv)	any rights upon dissolution, liquidation or winding-up of the Company;

(v)	any voting rights; and

(vi)	any other provisions attaching to any such series of Preferred Shares.

28.2	Priority.

No rights, privileges, restrictions or conditions attached to any series of Preferred Shares shall confer upon the shares of such series a priority in respect of dividends or distribution of assets or return of capital in the event of the liquidation, dissolution or winding up of the Company over the shares of any other series of Preferred Shares. The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, rank on a parity with the Preferred Shares of every other series.

28.3	Notices and Voting.

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the board in accordance with Article 28.1 of the conditions attaching to the Preferred Shares as a class, the holders of a series of Preferred Shares shall not, as such, be entitled to receive notice of or to attend meetings of the shareholders of the Company nor shall they have any voting rights for the election of directors or for any other purpose (except where the holders of the Preferred Shares as a class or of a specified series are entitled to vote separately as a class as provided in the Act). The holders of the class or a series of Preferred Shares shall not be entitled to vote separately as a class or series or to dissent upon a proposal to amend the articles of the Company to:

(a)	increase or decrease any maximum number of authorized shares of such class or series, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the shares of such class or series;

(b)	effect an exchange, reclassification or cancellation of the shares of such class or series; or

(c)	create a new class or series of shares equal or superior to the shares of such class or series.

28.4	Purchase for Cancellation.

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the board in accordance with Article 28.1, the Company may at any time or from time to time by agreement with the holder(s) purchase for cancellation the whole or any part of the Preferred Shares outstanding at such time at the lowest price at which, in the opinion of the board, such shares are then obtainable but such price or prices shall not in any case exceed the redemption price, if any, current at the time of purchase for the shares of the particular series purchased plus costs of purchase together with all dividends declared (or accrued in the case of cumulative dividends) thereon and unpaid. In the case of the purchase for cancellation by private contract, the Company shall not be required to purchase Preferred Shares from all holders of Preferred Shares of the class or series in question or to offer to purchase the shares of any other class or any series of shares before proceeding to purchase from any one holder of Preferred Shares nor shall it be required to make purchases from holders of Preferred Shares on a pro rata basis.

28.5	Redemption.

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the board in accordance with Article 28.1, the Company may, at its option, redeem all or from time to time any part of the outstanding Preferred Shares on payment to the holders thereof, for each share to be redeemed, the redemption price per share, together with all dividends declared (or accrued in the case of cumulative dividends) thereon and unpaid. Before redeeming any Preferred Shares the Company shall mail to each person who, at the date of such mailing, is a registered holder of the shares to be redeemed, notice of the intention of the Company to redeem such shares held by such registered holder; such notice shall be mailed by ordinary prepaid post addressed to the last address of such holder as it appears on the records of the Company or, in the event of the address of any such holder not appearing on the records of the Company, then to the last known address of such holder, at least 10 days before the date specified for redemption; such notice shall set out the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed; on or after the date so specified for redemption the Company shall pay or cause to be paid the redemption price together with all dividends declared (or accrued in the case of cumulative dividends) thereon and unpaid to the registered holders of the shares to be redeemed, on presentation and surrender of the certificates for the shares so called for redemption at such place or places as may be specified in such notice, and the certificates for such shares shall thereupon be cancelled, and the shares represented thereby shall thereupon be redeemed. In case a part only of the outstanding Preferred Shares is at any time to be redeemed, the shares to be redeemed shall be selected, at the option of the board, either by lot in such manner as the board in their sole discretion shall determine or as nearly as may be pro rata (disregarding fractions) according to the number of Preferred Shares held by each holder. In case a part only of the Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Company. From and after the date specified for redemption in such notice, the holders of the shares called for redemption shall cease to be entitled to dividends and shall not be entitled to any rights in respect thereof, except to receive the redemption price together with all dividends declared (or accrued in the case of cumulative dividends) thereon prior to the date specified for redemption and unpaid, unless payment of the redemption price and such dividends shall not be made by the Company in accordance with the foregoing provisions, in which case the rights of the holders of such shares shall remain unimpaired. On or before the date specified for redemption the Company shall have the right to deposit the redemption price of the shares called for redemption, together with all dividends declared (or accrued in the case of cumulative dividends) thereon prior to the date specified for redemption and unpaid, in a special account with any chartered bank or trust company in Canada named in the notice of redemption, such redemption price and dividends to be paid to or to the order of the respective holders of such shares called for redemption upon presentation and surrender of the certificates representing the same and, upon such deposit being made, the shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the several holders thereof, after such deposit, shall be limited to receiving, out of the moneys so deposited, without interest, the redemption price together with all dividends declared (or accrued in the case of cumulative dividends) thereon prior to the date specified for redemption and unpaid, applicable to their respective shares against presentation and surrender of the certificates representing such shares.

28.6	Retraction.

(1)	Rights of Retraction.

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the board in accordance with Article 28.1 and to Article 28.6(2) below, a holder of Preferred Shares shall be entitled to require the Company to redeem at any time and from time to time after the date of issue of any Preferred Shares, upon giving notice as hereinafter provided, all or any number of the Preferred Shares registered in the name of such holder on the books of the Company at the redemption price per share, together with all dividends declared (or accrued in the case of cumulative dividends) thereon and unpaid. A holder of Preferred Shares exercising this option to have the Company redeem, shall give notice to the Company, which notice shall set out the date on which the Company is to redeem, which date shall not be less than 30 days nor more than 90 days from the date of mailing of the notice, and if the holder desires to have less than all of the Preferred Shares registered in his, her or its name redeemed by the Company, the number of the holder’s shares to be redeemed. The date on which the redemption at the option of the holder is to occur is hereafter referred to as the “option redemption date”. The holder of any Preferred Shares may, with the consent of the Company, revoke such notice prior to the option redemption date. Upon delivery to the Company of a share certificate or certificates representing the Preferred Shares which the holder desires to have the Company redeem, the Company shall, on the option redemption date, redeem such Preferred Shares by paying to the holder the redemption price therefor together with all dividends declared (or accrued in the case of cumulative dividends) thereon and unpaid. Upon payment of the redemption price of the Preferred Shares to be redeemed by the Company together with all dividends declared (or accrued in the case of cumulative dividends) thereon and unpaid, the holders thereof shall cease to be entitled to dividends or to exercise any rights of holders in respect thereof.

(2)	Partial Redemptions.

If the redemption by the Company on any option redemption date of all of the Preferred Shares to be redeemed on such date would be contrary to any provisions of the Act or any other applicable law, or any credit arrangement to which the Company is a party, the Company shall be obligated to redeem only the maximum number of Preferred Shares which the Company determines it is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of Preferred Shares required by each such holder to be redeemed by the Company and the Company shall issue new certificates representing the Preferred Shares not redeemed by the Company; the Company shall, before redeeming any other Preferred Shares, redeem in the manner contemplated by Article 28.5 on the first day of each month thereafter the maximum number of such Preferred Shares so required by holders to be redeemed as would not then by contrary to any provisions of the Act or any other applicable law, or any credit arrangement to which the Company is a party, until all of such shares have been redeemed, provided that the Company shall be under no obligation to give any notice to the holders of the Preferred Shares in respect of such redemption or redemptions as provided for in Article 28.5.

28.7	Liquidation, Dissolution and Winding-up.

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the board in accordance with Article 28.1, in the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of assets of the Company among its shareholders for the purpose of winding up the affairs of the Company, whether voluntary or involuntary, the holders of the Preferred Shares shall be entitled to receive, before any distribution of any part of the assets of the Company among the holders of any other shares ranking junior to the Preferred Shares, for each Preferred Share, an amount equal to the redemption price of such share and any dividends declared (or accrued in the case of cumulative dividends) thereon and unpaid (if applicable) and no more.

29.	CORPORATE OPPORTUNITIES

29.1	Excluded Opportunities

The Company renounces, to the maximum extent permitted by law, any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any director or officer of the Company (or any of its subsidiaries) who is also a director or officer of another company or corporation (or of any subsidiaries thereof) (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director or officer of the Company or a subsidiary thereof.

29.2	Allocation of Opportunities

The Company may enter into agreements with other parties regarding the allocation of corporate opportunities. To the maximum extent permissible under applicable law, no director or officer shall have any liability for complying or attempting to comply in good faith with the provisions thereof (which may involve, among other things, not bringing potential transactions to the attention of the Company).